7

04010674

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lindsey Morden Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5743 FISCAL YEAR 12-31-03

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw
DAT : 3/18/04

LINDSEY MORDEN GROUP INC.
2003 ANNUAL REPORT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Lindsey Morden Group Inc. (the "Corporation") will be held in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, on Thursday, April 15, 2004 at 3:00 p.m. (Toronto time), for the following purposes:

1. to receive the Annual Report, including the audited financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditors thereon;

2. to elect directors;

3. to appoint the auditors; and

4. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. Reference is made to the form of proxy and the accompanying management proxy circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

By Order of the Board of Directors

Peter Fritze

PETER FRITZE
Senior Vice President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
February 26, 2004

SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "meeting") referred to in the accompanying notice of meeting to be held at the time and place and for the purposes set forth in the notice, and at any adjournment of the meeting. The information in this management proxy circular (the "circular") is furnished in connection with management's solicitation of proxies and is given as of February 26, 2004 unless indicated otherwise.

The cost of soliciting proxies will be borne by the Corporation. The solicitation will be made primarily by mail, although certain officers and employees of the Corporation may solicit proxies by telephone or personally at nominal cost to the Corporation.

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. **A shareholder who wishes to appoint another person as proxyholder to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.** Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors as indicated under those headings in this circular.**

The enclosed form of proxy shall confer discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this circular, the management of the Corporation knows of no such amendments or other matters.

Only registered holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, or the persons they appoint as their proxyholders, are permitted to attend and vote at the meeting. However, in many cases, Subordinate Voting Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this circular, the form of proxy and the 2003 Annual Report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 as described above; or

(b) receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, the Non-Registered Holder should carefully follow the instructions of their intermediaries and their service companies.***

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment of the meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Copies of the Corporation's current Annual Information Form ("AIF") together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Corporation's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and this circular are available to anyone, upon request, from the Secretary of the Corporation, and without charge to security holders of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has outstanding 12,128,256 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares.

Each Subordinate Voting Share carries one v

meetings of shareholders except for separate meetings of holders of any class of shares. If the weighted average trading price per share of the Subordinate Voting Shares is less than $4.00 (as adjusted pursuant to the articles of the Corporation in specified circumstances) during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of a shareholders'

Voting Share will be temporarily reduced to one vote per share for that meeting. The Multiple Voting Shares will automatically and permanently be reduced to one vote per share if Fairfax Financial Holdings Limited ("Fairfax"), a publicly-traded financial services holding company and the holder of all the issued and outstanding Multiple Voting Shares, sells more than one-third of the Multiple Voting Shares held by it, except to a purchaser who makes an equivalent unconditional offer for all Subordinate Voting Shares of the Corporation. Fairfax has agreed not to sell Multiple Voting Shares except to such a purchaser. The Multiple Voting Shares will also automatically and permanently lose their multiple voting share rights if there is a change of control of Fairfax. The Multiple Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares at any time at the option of the holder.

During a period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of the meeting will be mailed to shareholders, the weighted average trading price per share of the Subordinate Voting Shares was less than $4.00. Accordingly, the number of votes carried by each Multiple Voting Share will be temporarily reduced to one vote per share for the meeting, and the information contained in this circular is presented on that basis.

Each holder of Multiple Voting Shares or Subordinate Voting Shares of record at the close of business on March 3, 2004, the record date established for notice of the meeting and for voting in respect of the meeting, will be entitled to vote at the meeting or any adjournment thereof. Holders of shares representing in person or by proxy at least 10% of the votes entitled to be voted at the meeting constitute a quorum at any meeting of shareholders.

To the knowledge of the directors and officers of the Corporation, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of shares of the Corporation is V. Prem Watsa, directly and indirectly through Fairfax which he indirectly controls. Fairfax owns all the Multiple Voting Shares and 8,559,113 Subordinate Voting Shares and Mr. Watsa directly owns an additional 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares; all of these shares, in aggregate, represent approximately 75.5% of the votes attaching to all classes of shares of the Corporation (100% of the total votes attached to the Multiple Voting Shares and 71.1% of the total votes attached to the Subordinate Voting Shares) for the meeting.

ANNUAL REPORT

A copy of the Corporation's 2003 Annual Report, including the audited financial statements of the Corporation and the notes thereto for the year ended December 31, 2003, and management's discussion and analysis of financial condition and results of operations, is enclosed. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

ELECTION OF DIRECTORS

Nine directors are to be elected at the meeting to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. Management does not anticipate that any of the proposed nominees will be unable to serve as a director, but in case any of the nominees becomes unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to select a substitute. The following information is submitted with respect to the nominees for director:

Name, Office in Corporation, Principal Occupation and Offices with Significant Affiliates	Director Since	Ownership or Control Over Voting Securities the Corporation (1)	Fairfax (1)
FRANCIS S.M. CHOU** Vice President of Fairfax	1999	50,000	61,950
JAMES F. DOWD** Chairman of the Corporation President and Chief Executive Officer of Fairfax Inc. Vice Chairman of Odyssey Re Holdings Corporation	2001	15,000 (2)	18,623
ANTHONY F. GRIFFITHS** Corporate Director and Independent Consultant Director of Fairfax	1989	2,800	13,000
ROBBERT HARTOG* President of Robhar Investments Ltd. (private investment company) Director of Fairfax	1987	4,400	156,640 (3)
MICHAEL R.F. LANGDON Chairman of Rutland Fund Management Limited (fund management company)	1999	8,240	nil
KAREN E. MURPHY President and Chief Executive Officer of the Corporation	2001	nil (4)	nil
ERIC P. SALSBERG** Vice President, Corporate Affairs of Fairfax	2002 (5)	nil	84,856
CHRISTOPHER H. SPORBORG Chairman of Countrywide Assured Group plc (life assurance and financial services and estate agency) Chairman of Atlas Copco U.K. Holdings Ltd.	1999	nil	nil
V. PREM WATSA* Chairman and Chief Executive Officer of Fairfax	1987	(6)	(7)

**Denotes member of the Audit Committee* ***Denotes member of the Compensation Committee*

(1) The information as to ownership or control over voting securities by each nominee, not being within the knowledge of the Corporation, has been provided by such nominee. The shares are in all cases Subordinate Voting Shares, except as set out in (6) and (7) below.

(2) Mr. Dowd has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(3) Also exercises control or direction over an additional 10,000 Subordinate Voting Shares of Fairfax.

(4) Ms. Murphy has an option to acquire 35,000 Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(5) Mr. Salsberg previously was a director from 1987 to December 2001.

(6) Mr. Watsa controls Fairfax (see (7) below), which owns 2,172,829 Multiple Voting Shares and 8,559,113 Subordinate Voting Shares of the Corporation, and himself owns 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares of the Corporation.

(7) Mr. Watsa controls The Sixty Two Investment Company Limited, which owns 1,548,000 Multiple Voting Shares and 50,620 Subordinate Voting Shares of Fairfax, and himself beneficially owns an additional 227,886 Subordinate Voting Shares of Fairfax and exercises control or direction over an additional 2,100 Subordinate Voting Shares of Fairfax.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Fairfax, the Corporation's parent company, purchases and maintains directors' and officers' liability insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. It is part of a blended insurance program that provides a one-year combined aggregate limit of liability of U.S.$150 million, with a deductible to the Corporation of U.S.$10 million per loss. The approximate annual premium for the directors' and officers' liability insurance to Fairfax is U.S.$2,800,000 of which approximately U.S.$437,500 is allocated to the Corporation. The Corporation has also purchased directors' and officers' liability insurance that supplements the Fairfax program with cover for any amounts paid by the Corporation pursuant to its indemnification of directors and officers. It is part of a blended insurance program that has a one-year combined aggregate limit of liability of U.S.$10 million, with a deductible of U.S.$1 million per loss. The approximate annual premium for this directors' and officers' liability insurance is U.S.$400,000. All directors' and officers' liability insurance expires May 31, 2004.

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by the named executive officers (determined in accordance with applicable rules).

		Annual Compensation			Long-Term Compensation Awards	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)	All Other Compensation ($)(2)
Karen E. Murphy (3)(4)	2003	340,000	170,000	—	—	10,000
President & CEO	2002	330,000	—	—	—	10,000
	2001	180,000	70,000	—	35,000	10,000
Peter K. Fritze (3)(4)	2003	225,000	112,500	—	—	10,000
Sr. Vice President,	2002	225,000	—	—	—	10,000
Corporate Affairs and	2001	160,000	40,000	—	35,000	10,000
Corporate Secretary						
David C. Langille (3)(4)	2003	210,000	105,000	—	—	10,000
Sr. Vice President,	2002	147,269	—	—	—	7,083
Chief Financial Officer						

(1) Other annual compensation is less than the lesser of $50,000 and 10% of the total annual salary and bonus of each named executive officer.

(2) All other compensation is corporate contributions to a defined contribution pension plan on behalf of each named executive officer.

(3) Karen Murphy commenced employment with the Corporation in July 2000. She was Chief Financial Officer of the Corporation from July 2000 to December 2001 and prior thereto was Chief Financial Officer of a Canadian insurance company. On February 2, 2004, Ms. Murphy was made President and Chief Executive Officer of Cunningham Lindsey U.S., Inc. Peter Fritze commenced employment with the Corporation in September 2000 and prior thereto was a partner at Torys LLP. David Langille commenced employment with the Corporation in April 2002. On February 2, 2004, Mr. Langille was made Chief Financial Officer of Cunningham Lindsey U.S., Inc. Prior to joining the Corporation, Mr. Langille was Executive Vice President, Chief Financial Officer of Capital Environmental Resources Inc. from December 1999 to January 2002 and Vice President and Treasurer of Cott Corporation prior thereto.

(4) Karen Murphy, Peter Fritze and David Langille are each employed by the Corporation for an indefinite term. Each is paid a base monthly salary and bonus based on factors determined by the Corporation, and is eligible to participate in the equity compensation plan of the Corporation in place from time to time. Each also receives car, non pension and pension benefits, 4 weeks' paid vacation and reimbursement of professional dues. Mr. Langille has an employment agreement that, in addition to the foregoing terms, provides that his employment relationship may be terminated by him on 2 months' notice and by the Corporation without notice for just cause or, for any reason other than just cause, on 18 months' (24 months' after April 18, 2004) notice of termination or pay in lieu of notice.

EQUITY COMPENSATION PLAN

In 2001, the Corporation implemented the Lindsey Morden Group Inc. Equity Plan. Participants are senior officers of the Corporation and its subsidiaries. No awards were made under the plan to named executive officers in 2003. For U.S. participants, the plan operates as a restricted share plan under which participants are given Subordinate Voting Shares of the Corporation on stipulated vesting dates (generally, July 1, 2003 or 2004 and July 1, 2006 for existing awards). For non-U.S. participants, including the named executive officers below, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding Subordinate Voting Shares acquired by an affiliate of the Corporation for the plan in order that awards and grants do not dilute the interests of other shareholders.

Aggregated Option Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Dec. 31/03 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31/03 ($) Exercisable/Unexercisable
Karen E. Murphy	Nil	Nil	17500/17500 (1)	0/0
Peter K. Fritze	Nil	Nil	17500/17500 (1)	0/0

(1) Option grants are made by an affiliate of the Corporation in respect of outstanding Subordinate Voting Shares of the Corporation held by the affiliate. To ensure the plan operates as nearly as possible like the restricted share plan for U.S. participants pursuant to which participants are given Subordinate Voting Shares, the exercise price of each option is the lower of $6.00 per share and the market price per share of Subordinate Voting Shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on July 1, 2006. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option, if any) are paid at the time of exercise of an option.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is composed of James F. Dowd, Francis S. M. Chou and Eric P. Salsberg. Mr. Dowd is Chairman of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Committee is responsible for determining the compensation of the President and CEO and reviewing the recommendations of the President and CEO on the compensation of the other executive officers of the Corporation. The remuneration of executive officers consists of an annual base salary, bonus and long-term participation in the success of the Corporation by the ownership of shares through equity compensation plans (details are set out above).

The President and CEO's 2003 salary was set based upon a report of compensation consultants completed in 2002 that provided a competitive compensation review for the President and CEO position of the Corporation and each of its subsidiaries with reference to similarly sized companies in the financial services and insurance industry. The report was completed for the Corporation at the request of management. Compensation Committee members had full access to the compensation consultants. The same report together with a management compensation report by the President and CEO was used to determine the salary of the other named executive officers.

In general, in awarding bonuses or other non-salary compensation for a completed year, the Committee considers the Corporation's financial performance during that year, the extent, if any, by which that performance met predetermined goals of profitability and cash flow, and the individual's performance in the year in his or her area of responsibility. For 2003, the Compensation Committee has awarded Karen Murphy, Peter Fritze and David Langille bonus equal to 50% of salary. Notwithstanding the disappointing financial performance of the Corporation in 2003, the Compensation Committee determined that the performance of each officer in dealing with her or his respective area of responsibility in the challenging circumstances of the Corporation merited the award.

Report presented by:
James F. Dowd
Francis S. M. Chou
Eric P. Salsberg

PERFORMANCE GRAPH

The following graph compares the five-year cumulative total return (assuming reinvestment of dividends) of a $100 investment on December 31, 1998 in the Subordinate Voting Shares of the Corporation and in the shares comprising the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Dividend Reinvestment (December 31, 1998 - December 31, 2003)


150
120
90
60
30
0
1998
1999
2000
2001
2002
2003

	1998	1999	2000	2001	2002	2003
S&P/TSX Composite Total Return Index	$100	$132	$141	$124	$108	$137
Lindsey Morden Group Inc.	$100	$72	$40	$33	$37	$15

COMPENSATION OF DIRECTORS

Directors who are also employees or officers of the Corporation or any of its affiliates receive no remuneration for acting as a director of the Corporation or any subsidiary. Other directors of the Corporation receive fees from the Corporation for acting as a director, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. James F. Dowd, the Chairman, has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Fairfax has committed to provide financing as necessary to the Corporation at least until January 2005 in order to allow the Corporation to meets its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Corporation to meet such liabilities. Pursuant to this commitment, as at December 31, 2003, the Corporation and its United States subsidiary had borrowed $19.2 million by way of short-term promissory notes consisting of $12.9 million and U.S.$4.9 million bearing interest at 7.5% and 6.25%, respectively. The Corporation has the right to prepay the promissory notes without penalty.

In the second quarter of 2002, Fairfax acquired greater than 75% of the total number of all shares outstanding of the Corporation which allowed Fairfax to include the Corporation's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom from that date. In 2002 and 2003, the Corporation made tax installment payments totaling $1.2 million and $1.5 million, respectively, to Fairfax. The Corporation paid a further tax installment of $1.1 million to Fairfax in January 2004, related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

In April 2003, employee and former employee demand loans provided by a lender to assist in purchasing Subordinate Voting Shares of the Corporation were acquired by the Corporation at the face amount of $1.3 million. Prior to acquisition, the interest on the employee loans was paid by the Corporation. As collateral, the employees have pledged 117,000 subordinate voting shares of the Corporation.

During 2003, the Corporation paid $253,000 to Fairfax in respect of management fees for tax, actuarial, insurance, capital restructuring, legal and other assistance. Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2003 was $8.3 million. Costs incurred for information and technology services provided by companies under Fairfax's control in the normal course of business in 2003 were $2.7 million.

In November 2003, the Corporation paid $3.3 million to a corporation controlled by Fairfax for blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage for claims made in the period May 31, 2003 to May 31, 2004. In 2003, the Corporation paid $1.9 million to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2003 to May 31, 2004.

The Corporation and Fairfax have agreed to reimburse a key customer of the claims administration business of the Corporation's United Sates subsidiary for the reasonable costs and expenses incurred by the customer and not otherwise paid by the United States subsidiary to transfer files if the customer requires the transfer of files after determining that certain specific events of default of the Corporation or parent corporation have occurred or pursuant to its rights to terminate claims service agreements. The Corporation and Fairfax have also agreed to indemnify the customer for the amount of any funds deposited in escrow with the United States subsidiary to pay claims which are lost or stolen. The Corporation has indemnified Fairfax for its obligations under these arrangements.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Corporation previously maintained an Employee Share Purchase Plan under which the directors from time to time granted to designated employees, officers and directors of the Corporation or any subsidiary, loans to purchase Subordinate Voting Shares of the Corporation. Loans under the plan were assigned to the Corporation from a U.S. bank and from a Canadian bank in 2002 and 2003, respectively. The aggregate indebtedness of all current and former employees, officers and directors of the Corporation to the Corporation, is $2,679,000. The majority of loans are due on demand and no loans bear interest. None of the named executive officers or directors of the Corporation has any indebtedness to, or guaranteed by, the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") has adopted 14 guidelines for effective corporate governance. The table below shows how the Corporation's corporate governance practices align with these guidelines. As a result of the Corporation's single business focus and the existence of a significant shareholder with whom there is close communication, the Corporation does not follow several of the guidelines. The Corporation believes that its approach to corporate governance is, in its circumstances, appropriate to enhance the interests of the Corporation and its shareholders.

TSX Corporate Governance Guideline	**Comments**
1. The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically assume responsibility for:	The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure. The Board monitors financial performance while operating the Corporation for the long-term benefit of shareholders, employees and customers, maintaining sound financing, and demonstrating honesty, integrity and good faith in the Corporation's relationships and dealings. The Board, directly or through the Audit Committee, also approves the content of major disclosure documents, including proxy circulars, annual information forms, quarterly reports and management's discussion and analysis of financial condition and operating results. During 2003, the Board held 8 meetings.
(a) Adoption of a strategic planning process	The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. Adherence to this plan is monitored on an ongoing basis.

TSX Corporate Governance Guideline	Comments
(b) Identification of principal risks, and implementation of risk management systems	Management apprises the Audit Committee and Board of principal operational and strategic risks and of the results of periodic reviews of risk management systems. The Audit Committee makes recommendations in respect of risk management as necessary.
(c) Succession planning including appointing, training and monitoring senior management	The Board is responsible for succession planning matters as part of its responsibility for supervising the management of the business and affairs of the Corporation, which includes ensuring candidates have appropriate training. Management makes recommendations as necessary relating to succession planning for operating companies. While the Corporation's officers operate with considerable autonomy respecting day-to-day operations, the Board has delineated certain matters which require prior Board approval, including significant business acquisitions, entry into a new business, expansion into new geographic areas and significant deviation from or addition to the annual plan. Management reports to the Board on a regular basis and the directors have free access to management for information and discussion.
(d) Communications policy	The Corporation has a policy to ensure that communications to shareholders, other stakeholders and the public are made through designated individuals. The Board or the Audit Committee and counsel approve all significant communications. The Corporation maintains www.lindseymordengroupinc.com on which it posts financial and other information.
(e) Integrity of internal control and management information systems	The Audit Committee is responsible for ensuring that management has established and maintains effective internal controls and management information systems and maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee on internal controls.
2. A majority of directors should be "unrelated" (independent of management and free from conflicting interest)	A majority of the Corporation's directors are unrelated, including the Chairman, on the basis that they are independent from management and free from any interest, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the Corporation's best interest.
3. Disclose, for each director, whether he or she is related, and how that conclusion was reached	The Board of Directors determines whether each director of the Corporation is an unrelated director as defined under the TSX guidelines. The Board does this by analyzing the relationships of the directors with the Corporation and its subsidiaries and the conduct of the directors. On this basis, only Karen E. Murphy is a related director of the Corporation because she is President & CEO of the Corporation. The other eight directors are unrelated. The Chairman and five other directors have interests in or relationships with Fairfax as described under "Election of Directors". Fairfax owns shares carrying 75.0% of the votes attaching to all classes of shares of the Corporation for the meeting. Fairfax and its subsidiaries have entered into the transactions with the Corporation described under "Interest of Insiders in Material Transactions".
4. Appoint a committee of non-management directors responsible for proposing to the full Board of Directors new nominees for election to the board and for assessing directors on an ongoing basis	The Chairman, in consultation with other directors, has responsibility for proposing new nominees for election and assessing directors on an ongoing basis. The Corporation does not have a nominating committee. The Chairman is an outside director.
5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	The Chairman, in consultation with other directors, has responsibility for assessing the effectiveness of the Board of Directors, its committees and individual directors. The Chairman recommends changes to enhnace performance based on consultations.

TSX Corporate Governance Guideline	Comments
6. Provide an orientation and education program for new directors	Reports and orientation materials relating to the Corporation's business and affairs are provided to new directors. New directors also have access to fellow directors and senior management.
7. Examine board size with a view to determining the impact of the number of directors upon board effectiveness; where appropriate, undertake a program to reduce the number of directors to facilitate more effective decision making	The Chairman has considered the number of directors on the Board of Directors and concluded that nine directors is appropriate for the Corporation's current circumstances and allows for efficient functioning of the Board and diversity of input for decision-making.
8. The Board of Directors should review compensation of directors in light of risks and responsibilities involved in being an effective director	The Compensation Committee is mandated to review and recommend to the Board of Directors proposals for the remuneration of directors. See "Compensation of Directors".
9. Committees of the Board of Directors should generally be composed of non-management directors, a majority of whom are unrelated	The Board of Directors has two committees, the Audit Committee and the Compensation Committee. Each committee is comprised solely of unrelated directors. The Audit Committee held 5 meetings in 2003 and the Compensation Committee has held 2 meetings in 2004 respecting 2003 compensation.
10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Corporation's approach to corporate governance issues	The Board of Directors has assumed responsibility for the Corporation's approach to corporate governance as part of its responsibility for supervising the management of the business and affairs of the Corporation. The Corporate Secretary has responsibility for reporting to the Board on regulatory developments relating to corporate governance.
11. (a) The Board of Directors should develop position descriptions for: (i) the Board of Directors (ii) the CEO	While there is no formal written mandate of the Board of Directors, as outlined in the comments to the first TSX corporate governance guideline, the Board has assumed responsibility for supervising the management of the business and affairs of the Corporation and does so, in part, through regular meetings and interaction with management of the Corporation. The Board has delineated certain matters which require prior Board approval, also as outlined in relation to the first guideline. The President and CEO has general responsibility for day-to-day operations and achieving the Corporation's annual plan. This is communicated directly to the President and CEO rather than being contained in a formal written mandate.
(b) The Board of Directors should approve the CEO's corporate objectives	The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. The President and CEO's primary objective is to achieve this plan and adherence to this plan is monitored on an ongoing basis.
12. Board of Directors should be able to function independently of management	The Chairman of the Board of Directors is independent of management. Eight of nine directors are not members of management. Both the Audit Committee and Compensation Committee are comprised of members who are not members of management. Board and Committee meetings are conducted without management present if appropriate.

TSX Corporate Governance Guideline	Comments
13. (a) Establish an Audit Committee with a specifically defined mandate	While there is no formal written mandate for the Audit Committee, the committee has, on a long-standing basis, operated with a mandate to (i) oversee the retention, independence, performance and compensation of the Corporation's independent auditors, (ii) supervise the reliability and integrity of accounting principles and practices, financial reporting and disclosure, and (iii) oversee the Corporation's systems of internal accounting and auditing control. The Audit Committee consults with management and external auditors. The members of the Audit Committee are Robbert Hartog (Chairman), Anthony F. Griffiths and V. Prem Watsa.
(b) All members of the Audit Committee should be non-management directors	All members of the Audit Committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense	Individual directors may request the Board of Directors to permit them to engage outside advisors, as required, in connection with fulfilling their duties and responsibilities. The Corporation will consider bearing the expense of the advisors in individual circumstances. The Board has no policy whether the Board must approve the advisors.

APPOINTMENT OF AUDITORS

Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting at a remuneration to be fixed by the Audit Committee. Ernst & Young LLP have been the auditors of the Corporation since 1992. The resolution to appoint Ernst & Young LLP as auditors of the Corporation must be passed by at least 50% of the votes cast in person or by proxy at the meeting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2005 is December 1, 2004.

APPROVAL

The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors

Peter Fritze

PETER FRITZE
Senior Vice President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
February 26, 2004

82-5143

LINDSEY MORDEN GROUP INC.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 15, 2004

This proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation").

The undersigned shareholder of the Corporation hereby appoints James F. Dowd, Chairman, or failing him, Karen E. Murphy, President & CEO, of the Corporation, or instead of any of the foregoing persons,

____

as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned **at the annual meeting of shareholders of the Corporation to be held on April 15, 2004 at 3:00 p.m. and any adjournment thereof** and without limiting the general authorization and power hereby given, in the manner specified below upon the following matters:

A. Election of directors **For** ☐ **Withhold from voting** ☐

B. Appointment of auditors **For** ☐ **Withhold from voting** ☐

This proxy revokes and supersedes all proxies of earlier date.

Dated this ______________________ day of ______________________, 2004

____

Number of Subordinate Voting Shares

____

Name of Shareholder – Please print clearly

____

Signature of Shareholder

1. **A shareholder may appoint a proxyholder other than the persons designated above, to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof.** Such right may be exercised by inserting the name of the shareholder's nominee(s) in the space provided or by completing another form of proxy. Such proxyholder need not be a shareholder of the Corporation.

2. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on this proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

3. If this proxy form is not dated in the space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

4. To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. A shareholder who is an individual should sign this proxy exactly as the individual's shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the shareholder must execute this proxy and, if the corporation has a corporate seal, the seal should be affixed. A proxy for shares registered in the name of an executor, administrator or trustee should be signed exactly as the shares are registered.

5. All shareholders should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depository. Non-Registered Holders should, in particular, review the sections relating to Non-Registered Holders under "Solicitation of Proxies" in the accompanying management proxy circular and follow the instructions of their intermediaries.

6. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them is present or represented by proxy, they shall vote together in respect of each share so held.

Financial Highlights

(in $000s except as otherwise indicated)

For the years ended December 31	**2003**	2002	2001	2000	1999
Revenue	**461,499**	457,874	438,919	377,268	440,454
Operating earnings (loss)	**(1,429)**	18,027	12,693	1,598	29,212
Net earnings (loss)	**(29,955)**	(17,485)	(5,839)	(23,081)	2,664
Total assets	**435,430**	465,145	458,812	449,026	475,339
Net debt *(1)*	**149,767**	181,236	178,535	176,862	166,041
Shareholders' equity	**92,068**	145,633	144,488	142,067	166,367
Free cash flow *(2)*	**8,383**	17,393	20,630	(7,659)	25,608
Weighted average number of shares outstanding (thousands)	**13,767**	13,696	14,301	11,895	11,806
Basic earnings (loss) per share	**(2.18)**	(1.28)	(0.41)	(1.94)	0.23
Free cash flow per share	**0.61**	1.27	1.44	(0.64)	2.17
Net debt-to-equity ratio	**1.63**	1.24	1.24	1.24	1.00
Book value per share	**6.44**	10.18	10.10	9.93	14.01
Dividends per share	**—**	—	—	1.00	1.00

(1) Net debt is defined as total long-term debt, bank indebtedness and promissory notes less cash and temporary investments.

(2) Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs, the effect of overfunding pension contributions and the working capital cost of new branches.

Contents

Letter to Shareholders

In 2003, Lindsey Morden Group Inc. reported a loss of $30.0 million and free cash flow of $8.4 million. While these results are unacceptable, the loss as well as the deterioration in free cash flow compared to 2002 stem principally from one operation – Cunningham Lindsey U.S., Inc. ("CL US"). All other operations performed well in 2003 and are expected to deliver similar or better earnings in 2004.

The loss for CL US in 2003 was $34.7 million (2002 - loss of $2.6 million) and negative free cash flow was $18.8 million (2002 - negative $6.0 million). So what happened?

For the past two years, I have reported extensively on the challenges facing CL US's claims administration business, Cunningham Lindsey Claims Management, Inc. ("CMI"). During 2002 and the first half of 2003, CMI faced a very significant insurance carrier insolvency that required CMI to service a large number of claims beyond usual standards without additional revenue and experienced declining revenue because customers whose contracts had been inadequately priced did not renew their contracts at profitable pricing.

Last spring a decision was made to acquire RSKCo Services, Inc. ("RSKCo"). The expectation was that the RSKCo brand name and customer base would revitalize our historical claims administration business. However, there has been a decline in the claims administration customer base of RSKCo and CMI and operating costs have significantly exceeded revenue. On February 2, 2004, I assumed responsibility for the United States operations. The focus in the claims administration business will be on completing the integration of RSKCo/CMI and aligning revenue and costs rather than further growth by acquisition. Under many claims administration contracts, RSKCo/CMI are obligated to handle claims to completion and these companies must comply with an array of state regulations. As a result, there will be a period of time over which costs will continue to be incurred in excess of revenue. We are anticipating that a comprehensive cost reduction plan will take three to six months to implement and that restructuring costs will be at least $8.0 million. Given the financial results reported for the claims administration business, the goodwill of $5.5 million arising from the RSKCo transaction was impaired and future tax assets of $6.5 million were written off. Of course, while reducing costs is essential, maintaining quality service for our customers is just as important and this continues to be a cornerstone of our claims administration business.

CL US's loss adjusting business, Cunningham Lindsey Claims Services ("CSI"), reported net earnings in 2003 of $1.0 million (2002 - $3.9 million). Reduced earnings were a result of increased infrastructure costs associated with the addition of RSKCo and a decrease in higher value property business. The latter was particularly evident in the southeast United States where mould claim frequency declined due to the introduction of new limits on insurance coverage. In addition, losses arising from the September 11, 2001 terrorist acts were completed and closed. In late 2003, CSI entered into new agreements that will add to revenue in 2004. Operating costs in CSI were reduced in the last quarter of 2003 and infrastructure expenses will be addressed as the overall cost structure of CL US is aligned to revenue.

Vale National Training Centers, Inc. ("Vale") is a subsidiary of CL US that provides claims training services to the insurance industry. Vale has consistently delivered excellent results and 2003 is no exception. Revenue and net earnings were $3.6 million and $1.0 million, respectively.

Despite the challenges that we have faced in our United States operations, our employees are dedicated and determined to achieve a successful turnaround. They know the importance of continuing to provide excellent service to our customers. Their loyalty, together with the loyalty of our customers, will help us in this difficult transition period. Our employees will ensure our future financial success and I applaud their efforts and commitment.

The significance of the loss in the United States should not overshadow the positive operating results of our other business units in 2003. Operations outside the United States continue to maintain their strong market positions despite intense competition, pressure on pricing and the overall decline in claims frequency due to mild weather conditions and more restricted insurance coverages. Their continued emphasis on developing non weather-related products and services together with their recognized capability to respond to catastrophic events, environmental claims and large commercial losses have allowed them to maintain or increase revenue and sustain profitability. We have and will continue to invest in emerging markets where our customers require our expertise and support.

A discussion of the performance of our operations outside the United States in 2003 follows. The results of our operations outside North America should be considered in the context of the strengthening of the Canadian dollar that occurred during 2003. Generally, this strengthening made year-over-year improvements in Canadian dollars less favourable than in local currency. Also, operating margins in all of our business units were negatively impacted by significant increases in E&O and D&O insurance premiums.

Cunningham Lindsey United Kingdom ("CL UK") reported another year of strong performance with revenue of $178.4 million (2002 - $183.4 million) and net earnings of $12.2 million (2002 - $11.6 million). Dry weather conditions in the United Kingdom brought a fourfold increase in demand for subsidence project managed services. As a result of its long-term commitment to and highly specialized offering of subsidence services, CL UK enjoyed increased demand from existing customers and also business from new customers. The subsidence event will positively impact CL UK's earnings in 2004 and has significantly increased free cash flow in 2003 because services are prepaid. In response to the decline in residential property claim frequency, CL UK has successfully merged its home and commercial field forces and reduced the cost of operations while achieving an improved and more streamlined service model. During 2003, CL UK received two industry awards of recognition – Loss Adjuster of the Year and the Major Loss Award. These accomplishments recognize the capability and strength of our United Kingdom employees in continuing to deliver exceptional service. Thank you all!

Cunningham Lindsey Europe BV ("CL Europe") reported another year of positive results. Revenue increased from $67.0 million in 2002 to $71.7 million in 2003 and net earnings in 2003 were $3.7 million, comparable to 2002. Since September 11, 2001, the European insurance market has experienced increases in deductible amounts, higher levels of risk retention and more stringent policy wordings. This has resulted in fewer outsourced claims. CL Europe's excellent reputation in the marketplace and the exceptional capabilities of its employees have resulted in increased market share of large commercial losses. In addition, CL Europe has recently been nominated on several new multinational insurance programs. Thanks to the tremendous efforts of all our employees throughout Europe, local currency revenue and profits remain stable despite a difficult environment.

In 2003, Cunningham Lindsey Canada Limited ("CL Canada") reported revenue of $48.7 million (2002 - $53.6 million) and net earnings of $1.2 million (2002 - net loss of $0.1 million). CL Canada's revenue was affected by low claims frequency due to generally mild weather conditions throughout most of the year. Three catastrophic events did offset the general decline in claims – flooding in Atlantic Canada in early spring 2003, Hurricane Juan in Atlantic Canada in September 2003, and a hailstorm in Western Canada in early summer 2003. Environmental Solutions™ Remediation Services and Ontario Accident Benefits Services both delivered increased revenue in 2003. CL Canada's focus continues to be the development and expansion of specialty lines which are less dependent on weather. Thank you to all our Canadian employees for delivering such strong performance under very challenging circumstances.

Cunningham Lindsey International Limited ("CL International") delivered another year of strong performance in 2003 with revenue of $45.8 million (2002 - $45.3 million) and net earnings of $3.1 million (2002 - $3.0 million). The London International team was involved in a significant reinsurance project following flooding in Prague and also handled a large petrochemical loss during the year. The London-based construction division was successful in securing a number of new projects that positively impacted 2003. Both of these divisions, along with CL International's operations in Latin America, delivered increased revenue and profits. The Middle East division performed moderately, which was expected considering the difficult political environment in that region. CL International's results in 2003 were boosted following their involvement in a catastrophe in Guam and Hurricane Fabian in Bermuda. Results for the first year of operation in India were satisfactory. In the later part of 2003, CL International launched a new joint venture to develop operations in China. Our International employees are to be congratulated on their successful efforts in providing exceptional service to their customers worldwide.

Lindsey Morden Group Inc. has faced significant and unusual challenges since the year 2000. Throughout this period, our parent company, Fairfax Financial Holdings Limited, has provided support, both financially and operationally, and for this we are most grateful. Our employees and customers worldwide should be assured that Fairfax has pledged its continued support in 2004. Management at Lindsey Morden Group Inc. is committed to ensuring that our efforts in the United States are successful for the benefit of all of our constituents – shareholders, employees and customers.

Karen E. Murphy
President and Chief Executive Officer

Operations Overview

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, forms one of the largest independent insurance loss adjusting and claims management companies in the world.

Global services are delivered through 3,794 employees in 302 branches strategically located throughout Canada, the United Kingdom, the United States, continental Europe, the Far East, Latin America and the Middle East.

Operations' management are customer-focused and structured into five operating companies: Cunningham Lindsey Canada Limited; Cunningham Lindsey U.S., Inc.; Cunningham Lindsey United Kingdom; Cunningham Lindsey International Limited; and Cunningham Lindsey Europe BV.

Our worldwide reach is complemented by regional knowledge. We offer a diverse range of services, from traditional loss adjusting through claims and incident management to claims administration. Our offices respond to local demands as well as providing the geographic coverage expected of multinational insurance service providers.

With a significant investment in skill and expertise, our services are offered by some of the most highly trained professionals in the industry. This knowledge is applied to claims services delivered to a broad client base, including insurance companies, self-insured companies, and public entities.

List of Insurance Claims Services

Casualty
Catastrophe
Claims Management
Commercial
Construction
Energy – Oil & Gas
Engineering
Environmental
Financial & Special Risks
Fine Art & Jewellers Block
Marine
Media
Project Managed Subsidence
Property
Third Party Claims Administration
Training & Education
Travel
Workers' Compensation






NUMBER OF EMPLOYEES 3,794 *


Canada 485
Europe 437
International 393
United Kingdom 1,438
United States 1,041

NUMBER OF BRANCHES 302 *


Canada 77
Europe 36
International 35
United Kingdom 34
United States 120

* As at December 31, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the performance of the Company during the 2003 financial year and during the fourth quarter of 2003. It is intended to supplement the 2003 audited consolidated financial statements and notes thereto and should be read in conjunction with them. The Company's audited consolidated financial statements and the financial data included in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

Unless otherwise noted in this MD&A, all information is given as at February 26, 2004. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Readers should not rely on forward-looking statements as they involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Please refer to "Overall Performance – Business Risks/Assumptions for Forward-Looking Statements", "Industry and Economic Factors", "Foreign Exchange Exposure" and other sections of this MD&A for a discussion of such risks and uncertainties and material assumptions underlying forward-looking statements. The risks and uncertainties discussed in those sections are not exhaustive.

The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

BUSINESS

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. The Company offers the services of approximately 3,800 employees through a worldwide network of 302 branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centers in the United States.

The Company's core business is managing claims for most major types of property and casualty losses. Specialty services include handling claims relating to: personal and commercial property, automobile, truck and public transportation; business interruption; hospital, educational institution, municipal and professional liability; fidelity and surety; cargo and inland marine; environmental and pollution liability; and engineering and construction. The Company deploys a wide variety of specialty units consisting of highly trained professionals equipped to handle the most complex and sophisticated claims. The Company's customers typically are insurance and reinsurance companies, insurance syndicates and organizations with significant risk retention.

The Company also provides claims and risk management services. These services go beyond the traditional claims adjusting services described above by providing: complete third party claims administration (including control of decisions relating to the negotiation, settlement and disposition of claims); loss control safety programs; and sophisticated risk management information services which provide clients with periodic statistical reports on claims losses and other related management data. Customers for these services are typically self-insured organizations.

Operating segments of the Company provide a variety of other insurance claims services in response to requirements of customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERALL PERFORMANCE

General

The Company's overall performance in 2003 was very disappointing. The net loss for 2003 was $30.0 million, or $2.18 per share, compared to a net loss of $17.5 million in 2002, or $1.28 per share.

The Company's United Kingdom, European and International operations each performed very satisfactorily. In local currency, they have each demonstrated a trend of increasing or steady revenue and operating earnings. These results were attained in an extremely competitive environment in which weather-related insurance claims activity generally declined.

The 2003 revenue and operating earnings of the Company's Canadian operations decreased compared to 2002 because of a decline in weather-related activity. However, operating earnings in 2003 were comparable to those in 2001.

The Company's United Kingdom, European, International and Canadian operations are each well managed, have significant market share and are expected to perform well during 2004. See "Overall Performance – Performance by Operating Segments".

The Company's disappointing results for 2003 are attributable to losses arising from the United States operations, particularly the claims administration business, and to increased Corporate costs.

On May 31, 2003, the Company's wholly-owned subsidiary, Cunningham Lindsey U.S., Inc. ("CL US"), completed the acquisition of all the issued and outstanding shares of RSKCo Services, Inc. ("RSKCo") from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The operations of Cunningham Lindsey Claims Management, Inc., ("CMI"), the Company's historical claims administration subsidiary, are being integrated with the RSKCo operations. The revenue base of RSKCo deteriorated during the fourth quarter of 2003 as a number of customers chose not to renew their contracts. At the same time, the revenue base of CMI has declined as CMI has re-priced its contracts for profitability. Costs of the Company's claims administration business have not been reduced to align with revenue. This contributed significantly to the operating loss of $22.2 million in the Company's United States operations in 2003. In addition, there were significant increases in insurance premiums for the entire United States operations and one-time charges of $8.1 million (U.S.$6.0 million) relating principally to increased provisions for bad debts and severance. Finally, during the first half of 2003, CMI was required to service claims beyond usual standards without additional revenue for a client in rehabilitation.

The purchase price for RSKCo is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. In addition, the purchase price is reduced by $16.5 million to offset certain of RSKCo's future claims administration obligations which existed at closing. Management currently estimates that this will result in a payment to the Company of $2.5 million in the third quarter of 2004 and will partly mitigate the effects of the reduced revenue base at RSKCo. Further, steps are being taken on an urgent basis to stem the losses in the United States operations. Karen Murphy has been re-appointed as President and CEO of CL US and RSKCo. A business plan is being developed to align costs to revenue in all aspects of the United States operations. In the claims administration business, the focus will be on maintaining quality of service while completing the integration of RSKCo and maintaining the strength of the business. It is expected that the business plan will involve severance and other restructuring costs primarily in the first two quarters of 2004 of at least $8.0 million. These costs have not been accrued for in the 2003 audited consolidated financial statements. This is in accordance with Canadian generally accepted accounting principles, which require that liabilities, including costs of a restructuring, be recognized in the period in which the event obligating the Company occurs. As the Company only embarked on the plan to restructure the United States operations on February 2, 2004, it is anticipated that these costs will be accrued in the first quarter of 2004. As a result of the disappointing performance of RSKCo and the claims administration business in general, goodwill of $5.5 million relating to the RSKCo

Management's Discussion and Analysis of Financial Condition and Results of Operations

acquisition was determined to be impaired. For a fuller discussion of goodwill of the Company, see "Results of Operations – Goodwill" and "Critical Accounting Estimates – Goodwill Impairment Testing". Further, future tax assets of $6.5 million related to the United States operations were written off.

Corporate costs have increased due to higher D&O insurance premiums and advisor fees. The Company is exploring how to reduce insurance premiums and expects reduced advisor fees in 2004.

Despite results in the United States operations, the Company generated free cash flow of $8.4 million, or $0.61 per share. Free cash flow in 2002 was $17.4 million or $1.27 per share. Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs, and the working capital cost of new branches. It is not a generally accepted accounting principles measure of cash flow.

During 2003, the Company's internally generated funds were insufficient to meet its liabilities and obligations, including repaying sufficient borrowings under its committed bank facilities to comply with lower available credit limits as at October 31, 2003. Fairfax Financial Holdings Limited ("Fairfax"), the Company's parent company, has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. As at December 31, 2003, the Company and its United States subsidiary had borrowed $19.2 million pursuant to this arrangement. As at February 26, 2004, the borrowings were $26.1 million. The Company expects that its principal source of capital during 2004 will be borrowings from Fairfax on terms similar to those for borrowings during 2003.

Overall, the Company expects results in 2004 to improve over 2003, particularly from restructuring its United States operations. The Company will continue to develop services which do not depend on weather-related activity and to focus on emerging markets.

Performance by Operating Segments

Cunningham Lindsey United Kingdom

Cunningham Lindsey United Kingdom had another successful year in 2003. Operating earnings for 2003 were $15.8 million, a small increase from 2002. Cunningham Lindsey United Kingdom's specialist approach to subsidence claims and unique engineering skills resulted in a significant increase in demand for subsidence claims through the second half of 2003 that will continue into 2004. There was a decline in demand for general property claims due to the mild weather conditions in 2003 but there was growth in demand for specialist liability and large loss services that compensated for this trend. Overall, Cunningham Lindsey United Kingdom expects net earnings in 2004 to be better than 2003.

Free cash flow increased from $21.1 million in 2002 to $31.5 million in 2003 because a significant proportion of subsidence claims were pre-paid. Free cash flow in 2004 is expected to decline as costs of servicing are incurred.

Cunningham Lindsey Property Solutions Limited, a wholly-owned network repair contractor, had a successful year having won significant contracts with United Kingdom composite insurers.

Cunningham Lindsey Europe BV

Cunningham Lindsey Europe BV also enjoyed a successful year as local currency revenue and operating earnings in 2003 were comparable to 2002. This was achieved, despite lower claims activity, through higher per claim fees and cost reductions. Similar operating earnings are expected for 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cunningham Lindsey International Limited

Cunningham Lindsey International Limited's operating earnings increased from $5.0 million in 2002 to $5.9 million in 2003. These results reflect assignments from significant weather-related events and strong results in the United Kingdom and United States operations of Cunningham Lindsey International. Revenue and operating earnings are expected to decrease slightly in 2004 unless additional business is derived from new weather-related events.

Cunningham Lindsey Canada Limited

Cunningham Lindsey Canada Limited's revenue and operating earnings for 2003 declined from 2002. This was largely from a reduced volume of weather-related claims. The Canadian operations are developing other services, such as Environmental Solutions™ Remediation Services and Pre-Construction Survey Services, where business opportunities are not dependent on weather. Net earnings in 2004 are expected to be comparable to net earnings of $1.2 million in 2003.

Cunningham Lindsey U.S., Inc.

The results for the claims administration business of CL US are discussed under "Overall Performance – General". Many claims administration contracts require claims to be handled to completion pursuant to strict regulatory guidelines. As a result, the Company expects operating losses in the claims administration business for at least the first two quarters of 2004. The Company also expects to incur restructuring costs of at least $8.0 million in the claims administration business, primarily in the first two quarters of 2004. Further discussion of the risks associated with the claims administration business is provided in paragraph 6 of "Overall Performance – Business Risks/Assumptions for Forward-Looking Statements".

The loss adjusting business of CL US had reduced net earnings in 2003 compared to 2002 as a result of decreased claims activity and increased infrastructure costs. Operating costs were reduced in the last quarter of 2003 and infrastructure costs are expected to be reduced. New agreements entered into late in 2003 are expected to increase revenue in 2004.

Vale National Training Centers, Inc. continued its history of profitable operations.

Industry and Economic Factors

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. There are opportunities to provide services that are not weather-related. Also, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time. This creates service opportunities for independent adjusters with specialized knowledge and experience.

The insurance market changed significantly after September 11, 2001. Many insurers and reinsurers suffered substantial losses and their capital and surpluses declined from those losses as well as from reductions in the value of their investments. Significant consolidation and restructuring continues to take place in the insurance industry. As a result, there has been a trend of increased insurance pricing across most lines of business, higher deductible amounts and greater risk retention by insureds.

With increased insurance costs, risk managers have been forced to reconsider how to deal with risk at reasonable cost. The Company expects a continued trend of increased insurance cost and consequently a trend by public and private entities to full or, through a higher retention of risk, partial self-insurance programs. This trend is generally expected to reduce the volume of claims handled by independent insurance adjusters. There is scope for higher fees on more complex claims and many self-insured organizations will require full independent claims management services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Competition within the independent insurance claims services industry is severe in many jurisdictions. Competition arises from other insurance claims adjusting companies as well as companies providing substitute services. Also, insurance companies often have in-house claims departments to handle large volumes of claims. As a result, fees for independent claims adjusting are under pressure and are closely reviewed by customers.

Business Risks/Assumptions for Forward-Looking Statements

The following states key business risks for the Company and assumptions underlying forward-looking statements in this MD&A.

1. The volume of property claim assignments referred to the Company and therefore the Company's revenue fluctuate according to the frequency of weather-related events. The Company mitigates this risk through the geographic spread of its operations and through the development and marketing of services that are not affected by weather-related events. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2004.

2. The claims services markets, both domestically and internationally, are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies compete against the Company by providing claims adjusting services and claims and risk management services. In addition, large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration, health and disability management, and risk management information systems, which compete with the claims and risk management services offered by the Company.

   In addition to the large claims adjusting companies, insurance companies and insurance brokerage firms, many smaller local and regional claims services firms located in the Company's markets compete with the Company. Many of these smaller firms do not offer the broad spectrum of claims services which the Company provides and have rate structures that are lower than the Company's. Market conditions may compel the Company to lower its prices to remain competitive in some markets; however, the Company believes that its quality product offering, its technological sophistication and its large number of geographically dispersed offices provide it with a competitive advantage over these smaller firms.

   Unless otherwise specified, forward-looking statements in this MD&A assume that the Company experiences no significant customer gains or losses and no material increase or decrease in pricing for its services in 2004 as a result of competitiveness in its industry.

3. The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depend on a number of factors including the geographic location and degree of complexity of the claim, the firm's reputation and financial strength, and the in-house capacity constraints and outsourcing policies of the insurance company. These companies generally utilize independent adjusters to service claims when the volume of claims exceeds the capacity of their staffs, when claims arise in areas not serviced by staff adjusters and when claims require specialized knowledge to handle the complexity of the claim. These companies may expand their ability to handle these claims internally. The Company mitigates this risk by providing high quality, fairly priced products, seeking to maintain a diverse customer base, employing contract adjusters and quickly reducing costs if a significant customer is lost. Forward-looking statements in this MD&A assume that the Company will not experience any significant customer gain or loss in 2004 as a result of the approach of its insurance company customers to handling insurance claims.

Management's Discussion and Analysis of Financial Condition and Results of Operations

4. The Company depends on insurance companies for a significant amount of its business and a diverse customer base. Over the past several years, particularly after September 11, 2001, certain insurance companies have experienced investment and underwriting losses that have reduced the financial strength of these companies and in some cases have led to their insolvency. As a result, the Company closely monitors accounts receivable and claims in process. Forward-looking statements in this MD&A assume that no significant customer will experience financial distress or insolvency during 2004.

5. The Company's ability to meet its debt service requirements depends on its future performance that, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. See "Liquidity". Forward-looking statements in this MD&A assume that all debt service requirements in 2004 will be met.

6. The current financial condition of the Company and the last years' results of the Company's United States operations have resulted in certain customers limiting or discontinuing their relationship with the Company's United States operations. In addition, the claims administration business of the Company's United States operations conducts business under state licences that, in a number of cases, require evidence of financial soundness that is currently or expected to be under review by licensing authorities. There is no guarantee that, in view of the Company's current financial condition and recent results of operations of the United States operations, the Company's customers will continue to use its services or that the Company's United States operations will fulfill all necessary requirements for licensing. The Company believes that the continued financial support of Fairfax mitigates this risk. Forward-looking statements in this MD&A assume that the Company does not experience a material loss of customers or regulatory licences as a result of its financial condition or recent results of operations.

7. The Company depends on the services of its senior management team. Forward-looking statements in this MD&A assume that senior management will continue to provide their services to the Company in 2004.

8. The Company is, and expects to be, a defendant in various lawsuits and damage claims arising out of its business. The Company is not aware of any material pending or threatened lawsuits against the Company for which adequate insurance coverage is not in place. Forward-looking statements in this MD&A assume that no material lawsuits arise against the Company during 2004 for which adequate insurance coverage is not in place.

9. The Company's financial statements, prepared in accordance with Canadian generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including goodwill and deferred service obligations. See "Critical Accounting Estimates".

Foreign Currency Exposure

The Company carries on a substantial portion of its business in the United Kingdom, the United States, Europe, Latin America and Asia and is exposed to foreign exchange fluctuations from the net investment in these operations. As the Company's financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect the Company's financial results when expressed in Canadian dollars.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity.

As at December 31, 2002, the Company had a forward foreign exchange contract of U.S.$10.0 million maturing in October 2006 with a forward value of $13.4 million that hedged an investment in its United States subsidiary. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary. The Company collapsed this contract in 2003 and an unrealized gain of $2.4 million prior to October 2003 was included in the currency translation adjustment as part of shareholders' equity, and a realized gain of $0.2 million subsequent to October 2003 was included in the net loss for 2003. In 2002, the unrealized loss on this contract during the year of $0.1 million was included in the currency translation adjustment. A loss of $3.0 million was included in the net loss for 2002 related to the portion of foreign exchange contracts which did not qualify for hedge accounting. At December 31, 2003 and February 26, 2004, the Company's net investments in non-Canadian operations were not hedged. The hedging policy is reviewed on a periodic basis.

The following tables set out the Canadian dollar value of the high, low, average and closing rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the years indicated per the Bank of Canada.

United Kingdom Pound

For the years ended December 31	**2003**	2002	2001
High	**2.5237**	2.5428	2.3350
Low	**2.1677**	2.2302	2.0817
Average	**2.2883**	2.3582	2.2298
Close	**2.3066**	2.5428	2.3160

United States Dollar

For the years ended December 31	**2003**	2002	2001
High	**1.5777**	1.6033	1.5955
Low	**1.2839**	1.5276	1.4991
Average	**1.4015**	1.5704	1.5484
Close	**1.2923**	1.5796	1.5926

European Monetary Union Euro

For the years ended December 31	**2003**	2002	2001
High	**1.6643**	1.6564	1.4641
Low	**1.4967**	1.3682	1.2640
Average	**1.5826**	1.4832	1.3868
Close	**1.6280**	1.6564	1.4185

Management's Discussion and Analysis of Financial Condition and Results of Operations

SELECTED ANNUAL INFORMATION

The following table summarizes the revenue and operating earnings (loss) for the past three years in the operating segments in which the Company operates. Also included are the net loss, free cash flow, total assets, total long-term financial liabilities, number of branches and number of employees for the past three years.

(in $000s except number of branches, employees and per share data[1])

For the years ended December 31	**2003**	2002	2001
Revenue			
Canada	**48,665**	53,611	54,666
United States	**116,924**	108,528	130,951
United Kingdom	**178,386**	183,415	162,872
Europe	**71,715**	67,044	53,657
International	**45,809**	45,276	36,773
	461,499	457,874	438,919
Operating earnings (loss)			
Canada	**2,421**	4,155	2,696
United States	**(22,157)**	(3,341)	888
United Kingdom	**15,815**	15,339	10,626
Europe	**6,987**	6,660	3,244
International	**5,919**	5,024	4,007
Corporate	**(10,414)**	(9,810)	(8,768)
	(1,429)	18,027	12,693
Net loss	**(29,955)**	(17,485)	(5,839)
Earnings (loss) per subordinate voting and multiple voting share			
Including goodwill amortization	**(2.18)**	(1.28)	(0.41)
Excluding goodwill amortization	**(2.18)**	(1.28)	0.23
Free cash flow	**8,383**	17,393	20,630
Free cash flow per share	**0.61**	1.27	1.44
Total assets	**435,430**	465,145	458,812
Total long-term financial liabilities	**131,892**	137,038	136,674
Branches			
Canada	**77**	81	87
United States	**120**	128	157
United Kingdom	**34**	40	48
Europe	**36**	36	33
International	**35**	35	30
	302	320	355
Employees			
Canada	**485**	527	643
United States	**1,041**	781	905
United Kingdom	**1,438**	1,521	1,568
Europe	**437**	495	431
International	**393**	335	290
	3,794	3,659	3,837

(1) As at February 26, 2004, there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Revenue

Total revenue for 2003 was $461.5 million, an increase of $3.6 million from $457.9 million in 2002. The European and United States operations reported significant revenue increases compared to 2002, which were partially offset by declines in revenue of the United Kingdom and Canadian operations. The revenue breakdown by geographic segment is as follows:

Revenue 2003


Canada 11%
United States 25%
Europe 15%
International 10%
United Kingdom 39%

Revenue 2002


Canada 12%
United States 24%
Europe 14%
International 10%
United Kingdom 40%

Revenue from the Canadian operations decreased $4.9 million from $53.6 million in 2002 to $48.7 million in 2003. The decline was from reduced claims volume that was only partially offset by revenue from higher average fees on more complex claims and by revenue from assignments from three catastrophes.

Revenue from the United States operations increased $8.4 million from $108.5 million in 2002 to $116.9 million in 2003. Revenue in local currency was U.S.$84.0 million, an increase of U.S.$14.9 million compared to 2002. Revenue from the RSKCo business accounted for U.S.$25.0 million of the increase. Revenue from property and casualty loss-adjusting services decreased U.S.$1.8 million in 2003 compared to 2002. The balance of the revenue change was due to lower revenue in the historical claims administration subsidiary, CMI.

Revenue from the United Kingdom operations was $178.4 million, a decrease of $5.0 million from $183.4 million reported in 2002. The decrease in 2003 was due to a decrease in the average exchange rates between the Canadian dollar and the United Kingdom pound. In local currency, revenue from the United Kingdom operations was £78.1 million for 2003, an increase of £0.5 million from 2002. The increase was due to increased subsidence claims in the United Kingdom operations during the second half of 2003, partially offset by decreases in revenue from the loss of a significant customer late in 2002 and the end of a run off program that commenced in 2002.

Revenue from the European operations increased $4.7 million from $67.0 million in 2002 to $71.7 million in 2003. Revenue in local currency was €45.3 million in 2003, unchanged from 2002. An overall decrease in claims activity was offset by higher average fees per claim.

Revenue from the International operations increased $0.5 million from $45.3 million in 2002 to $45.8 million in 2003. In local currency, revenue from the International operations was £20.1 million in 2003, an increase of £0.9 million from 2002. Revenue from the International operations reflects continued appointments to major construction projects and assignments from large losses in the Czech Republic, Morocco and Bermuda.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating earnings (loss)

The cost of salaries and benefits is the most significant component of operating costs and therefore increases and decreases in revenue lead to a corresponding change in the operating costs.

The operating loss for 2003 was $1.4 million (0.3% of revenue) as compared to operating earnings of $18.0 million (3.9% of revenue) for 2002. Operating costs (defined as cost of service plus selling, general and administration expenses) were 100.3% of revenue in 2003 (96.1% in 2002). Operating costs relating to insurance expense increased by $3.0 million in 2003 reflecting significantly higher premiums for all types of insurance coverage.

Operating earnings for the Canadian operations decreased from $4.2 million in 2002 to $2.4 million in 2003. The decline in operating earnings was due to the reduced revenue noted above, partially offset by cost reductions. The cost reductions have been limited so as not to jeopardize the long-term profitability of the business and, as a result, revenue loss has been greater than cost reductions.

On a combined basis, the operating loss from the United States operations increased $18.9 million from $3.3 million in 2002 to $22.2 million in 2003. In local currency, an operating loss of U.S.$16.4 million was incurred in 2003 compared to a loss of U.S.$2.1 million in 2002. Operating losses arose because costs were not reduced sufficiently to align with revenue. In addition, there were significant increases in insurance premiums for the United States operations and one-time charges of $8.1 million (U.S.$6.0 million) relating principally to increased provisions for bad debts and severance. Further, the rehabilitation of a key CMI client from April 2002 to August 2003 required CMI to incur the cost of servicing a significant number of claims beyond usual standards without additional revenue and additional costs were incurred with the acquisition and ongoing integration of RSKCo. The key CMI client is now in liquidation and all open files were returned.

The United Kingdom operations produced operating earnings in 2003 of $15.8 million compared to $15.3 million in 2002. In local currency, operating earnings were £7.0 million in 2003 compared to £6.4 million in 2002. The £0.6 million increase reflects management's commitment to develop new business and manage costs. Local currency operating earnings for 2004 are expected to increase as a result of higher revenue from the subsidence event in 2003. Beyond 2004, management expects the United Kingdom operating earnings to continue to grow.

Operating earnings for the European operations were $7.0 million in 2003 compared to $6.7 million in 2002. In local currency, operating earnings of €4.4 million in 2003 were unchanged from 2002. Management of costs relative to revenue contributed to sustained operating earnings.

Operating earnings for the International operations were $5.9 million in 2003 compared to $5.0 million in 2002. In local currency, operating earnings of £2.6 million in 2003 compared to £2.1 million in 2002.

Corporate operating losses are from selling, general and administration expenses. In 2003, Corporate operating losses increased $0.6 million over 2002 to $10.4 million. The increase was primarily from higher advisor fees and increased insurance premiums partially offset by a reduction in stock plan amortization expense and favourable exchange movements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net earnings (loss)

($000s) *For the years ended December 31*	**2003**	2002	2001
Canada	**1,206**	(116)	1,335
United States	**(34,663)**	(2,628)	370
United Kingdom	**12,227**	11,553	8,752
Europe	**3,744**	3,521	1,556
International	**3,061**	3,018	2,425
Corporate	**(15,530)**	(32,833)	(20,277)
	(29,955)	(17,485)	(5,839)

The net loss for the year was $30.0 million (loss of $2.18 per share) compared to the 2002 loss of $17.5 million (loss of $1.28 per share). The net loss in 2003 is primarily attributable to losses in the United States operations of $34.7 million.

For operating divisions, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. For the United States operations, the difference in 2003 is also from the impairment of RSKCo goodwill. The difference between operating loss and net loss for Corporate is interest expense, income taxes, and, in 2002, other expenses.

Total interest expense in 2003 was $10.9 million, $0.9 million lower than interest expense of $11.8 million in 2002. Total interest expense in 2003 included $8.9 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.0 million of interest expense was interest on operating lines and other credit facilities.

The $12.1 million income tax provision in 2003 includes a $6.5 million write-down of future tax assets related to the United States operations. An income tax provision of $3.8 million was recorded in 2002. For 2003 and 2002, an income tax recovery would normally have been expected given the Company's loss before tax. The income tax provision in 2002 resulted from certain permanent differences including the payments to settle the Eastgate litigation noted below, a taxable foreign exchange gain on an intercompany loan caused by the strengthening of the United Kingdom pound and losses on certain foreign exchange contracts. In 2003 and 2002, given current profitability levels in the Canadian and United States operations and in Corporate, the Company did not record a future tax asset for the losses incurred in the Canadian and United States operations or in respect of Corporate losses incurred in Canada. In 2002, the Company wrote down $2.3 million and $1.5 million of future tax assets for the Canadian and Corporate operations, respectively.

Other expenses in 2002 were $20.0 million. Of this amount, $5.8 million related to restructuring the United States operations and included expenses of a move of the United States corporate office, severance payments and employee retention payments. The remaining $14.2 million related to legal settlement expenses which included an amount relating to the settlement for £6.0 million ($14.7 million) of a claim brought against the Company by Eastgate Group Limited. No such expenses were incurred in 2003.

Goodwill

Goodwill at December 31, 2003 was $229.8 million compared to $252.6 million at December 31, 2002. The decrease was principally from unrealized foreign exchange losses. In 2003, the Company recognized an impairment of goodwill of $5.5 million relating to RSKCo.

Canadian generally accepted accounting principles mandate that goodwill be tested for impairment rather than amortized. The value of goodwill is assessed annually. Other than as noted for RSKCo above, future earnings and cash flow forecasts for the remaining operating companies support the recoverability of each operation's share of goodwill at December 31, 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Readers should refer to "Critical Accounting Estimates – Goodwill Impairment Testing" for a discussion of estimates made regarding the calculation of the Company's goodwill.

Cash Flow

Operating activities

Cash provided by operating activities was $6.8 million during 2003 compared to $12.6 million during 2002. The reduced cash flow in 2003 was a result of the higher losses and a deterioration in working capital for the year partially offset by non-cash items.

Free cash flow by operating segment

($000s)

For the years ended December 31	**2003**	2002	2001
Canada	**4,520**	5,176	3,174
United States	**(18,772)**	(6,013)	6,759
United Kingdom	**31,450**	21,052	25,104
Europe	**5,644**	6,484	1,554
International	**4,571**	2,510	1,229
Corporate and financing costs	**(19,030)**	(11,816)	(17,190)
	8,383	17,393	20,630

Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs and the working capital cost of new branches. Free cash flow is not a generally accepted accounting principles measure of cash flow. Free cash flow was $8.4 million in 2003 compared to free cash flow of $17.4 million in 2002.

Free cash flow improved in 2003 compared to 2002 in the United Kingdom and International operations due to improved earnings and working capital. The decrease in free cash flow in the United States operations in 2003 was principally due to operating losses, partially offset by $2.2 million in proceeds from a building sale. The decrease in free cash flow in the European operations in 2003 compared to 2002 was mainly due to the inclusion in 2002 of $3.0 million from a vehicle sale-leaseback transaction. Corporate free cash flow has decreased year-over-year mainly due to an unfavourable tax recoverable movement.

Investing activities

Net investment in property and equipment was $2.7 million in 2003 compared to $0.5 million in 2002. Net purchases in 2003 and 2002 include proceeds from the sale of a building in the United States operations and the vehicle sale lease-back transaction in the European operations, respectively, as noted above. Excluding these sales, the net $1.4 million increase year-over-year was mainly due to increased net purchases of equipment in the United Kingdom operations.

Cash provided by business acquisitions of $22.2 million in 2003 related primarily to net cash acquired on the purchase of RSKCo, partially offset by the final installment payment of deferred consideration for the remaining shares of Cunningham Lindsey France.

Cash used in other assets related primarily to the acquisition of employee loans from a third party lender in 2003.

Financing activities

No dividends were paid or declared in 2003 or 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

QUARTERLY DATA (UNAUDITED)

Quarterly financial information has been prepared in accordance with Canadian generally accepted accounting principles and is in Canadian dollars.

(in $000s except per share data) *For the years ended December 31*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2003					
Revenue	**111,117**	**113,851**	**118,582**	**117,949**	**461,499**
Net loss	**(1,991)**	**(2,565)**	**(4,220)**	**(21,179)**	**(29,955)**
Net loss per share	**(0.14)**	**(0.19)**	**(0.31)**	**(1.54)**	**(2.18)**
Free cash flow	**(8,086)**	**(1,807)**	**7,907**	**10,369**	**8,383**
Free cash flow per share	**(0.59)**	**(0.13)**	**0.58**	**0.75**	**0.61**
2002					
Revenue	109,887	110,042	117,226	120,719	457,874
Net earnings (loss)	(7,940)	(1,724)	124	(7,945)	(17,485)
Net earnings (loss) per share	(0.56)	(0.12)	0.01	(0.61)	(1.28)
Free cash flow	(668)	87	2,405	15,569	17,393
Free cash flow per share	(0.05)	0.01	0.17	1.14	1.27

Typically, revenue is fairly evenly spread over the four quarters, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. See "Overall Performance – Industry and Economic Factors". The net earnings (loss) for the last eight quarters have been heavily affected by other expenses and one-time charges and do not reflect any trend in the underlying operating results of the Company.

Free cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims. Free cash flow in the second half of the year is favourably impacted by cash flow from weather-related events, particularly for the United Kingdom operations where income for some lines of business is prepaid.

FOURTH QUARTER 2003

Fourth quarter 2003 revenue decreased $2.8 million to $117.9 million from $120.7 million in fourth quarter 2002. The decrease was primarily due to the strength of the Canadian dollar as all operations except International reported increased revenue in local currencies in the fourth quarter of 2003 compared to 2002.

Operating loss was $4.9 million in the fourth quarter of 2003 compared to operating earnings of $2.7 million in 2002. This was primarily due to the United States operations where the operating loss in the fourth quarter of 2003 increased to $11.9 million from $4.0 million in the fourth quarter of 2002. In local currencies where applicable, the Canadian, United Kingdom and International operations reported higher fourth quarter operating earnings in 2003 compared to 2002, while the European and Corporate operating results were modestly lower in fourth quarter 2003 compared to 2002.

During fourth quarter 2003, the revenue base of the claims administration business in the United States operations declined with costs significantly exceeding revenue. Fourth quarter adjustments recorded in operating expenses included $0.9 million (U.S.$0.7 million) to increase certain accruals, $2.2 million (U.S.$1.7 million) to increase provisions for bad debts and $1.2 million (U.S.$0.9 million) related to insurance expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Based on the operating performance in the fourth quarter of 2003 of the RSKCo business and the claims administration business in general, the United States operations recorded a $5.5 million impairment of RSKCo goodwill and wrote off $6.5 million of future tax assets.

During the fourth quarter of 2003, $3.5 million was accrued as Corporate expense for advisor, insurance, salary and legal settlement expenses.

In the fourth quarter of 2002, a foreign exchange loss of $3.0 million was included in operating expenses that related to the portion of foreign exchange contracts that did not qualify for hedge accounting. Other expenses recorded in the fourth quarter of 2002 totalled $5.6 million. Of this amount, $3.5 million related to restructuring the United States operations and severance payments. The remaining $2.1 million of 2002 other expenses related to legal settlement expenses. The Company wrote down $2.3 million and $1.5 million of future tax assets for the Canadian operations and Corporate, respectively, in the fourth quarter of 2002.

LIQUIDITY

As at December 31, 2003 and February 26, 2004, the Company and its subsidiaries had lines of credit in Canada, the United Kingdom and Europe totalling $69.9 million (2002 - $97.6 million). Of the $69.9 million, $26.3 million was in committed facilities and $43.6 million was in demand facilities. The committed facilities are available until October 31, 2004 and $24.6 million and $26.3 million were drawn under these facilities as at December 31, 2003 and February 26, 2004, respectively. Bank indebtedness as at December 31, 2003 was $22.9 million (2002 - $41.5 million) consisting of drawn lines net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness decreased by $18.7 million in 2003 with borrowings from Fairfax, cash obtained in the RSKCo acquisition and positive cash flow from operations, partially offset by negative cash flow from investing activities.

Fairfax has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. Pursuant to this commitment, as at December 31, 2003, the Company and its United States subsidiary had borrowed $19.2 million by way of short-term promissory notes consisting of $12.9 million (2002 - $10.5 million) and U.S.$4.9 million (2002 - U.S.$0) bearing interest at 7.5% and 6.25%, respectively. The Company has the right to prepay the promissory notes without penalty. Interest expensed and paid on borrowings from Fairfax during 2003 was $0.6 million (2002 - $0.4 million). As at February 26, 2004, borrowings from Fairfax were $26.1 million.

The Company uses internally generated funds to meet ongoing working capital, capital expenditure and debt repayment requirements. Given the ongoing restructuring of the United States operations and the scheduled reduction in the committed facilities on October 31, 2004, the Company does not expect to be able to meet its cash flow requirements in 2004 with internally generated funds. While the Company's Board of Directors periodically reviews strategic alternatives to access capital markets in order to address the Company's short and long-term liquidity needs and capital structure, it is anticipated that the financing needs of the Company in 2004 will primarily be met through the Fairfax commitment noted above.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) at December 31, 2003 was $149.8 million compared to $181.2 million at December 31, 2002. Net debt was reduced primarily with cash received on the acquisition of RSKCo.

The net debt-to-equity ratio was 1.63 at December 31, 2003 and 1.24 at December 31, 2002. Under its committed facilities, the Company has covenanted that its net debt-to-equity ratio shall not at any time exceed 2:1. The total liabilities-to-equity ratio increased from 2.19 at December 31, 2002 to 3.73 at December 31, 2003 due to the decrease in shareholders' equity. Interest coverage decreased to negative 0.64 in 2003 from negative 0.16 in 2002 primarily due to losses incurred in the year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Future principal repayments of long-term debt and future minimum lease payments are as follows:

($000s)	Long-term debt	Lease	Total
2004	794	37,978	38,772
2005	124	29,829	29,953
2006	370	21,291	21,661
2007	35	15,302	15,337
2008	125,007	11,293	136,300
Thereafter	—	33,250	33,250
	126,330	148,943	275,273

Other long-term liabilities not included in the above table are employee future benefits and other liabilities that totalled $3.7 million and $2.7 million, respectively, at December 31, 2003. Other liabilities consist primarily of minority interests in non-wholly owned subsidiaries.

Shareholders' equity decreased to $92.1 million at December 31, 2003 from $145.6 million at December 31, 2002. The decrease was a result of (i) a decrease in the currency translation adjustment account of $22.6 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations, due to the weakening of the United Kingdom pound and the United States dollar relative to the Canadian dollar, (ii) the $30.0 million loss for 2003, and (iii) the purchase of additional employee and former employee share purchase loans from a bank in 2003.

CAPITAL RESOURCES

The Company provides professional services to its customers and is not in a capital-intensive business. Capital expenditures are primarily for computer equipment and furniture and fixtures for employees. The Company has no material capital expenditure commitments and generally uses operating leases to purchase computer equipment. See "Liquidity".

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. Pursuant to this commitment, as at December 31, 2003, the Company and its United States subsidiary had borrowed $19.2 million by way of short-term promissory notes consisting of $12.9 million and U.S.$4.9 million bearing interest at 7.5% and 6.25%, respectively. The Company has the right to prepay the promissory notes without penalty. See "Liquidity".

In the second quarter of 2002, Fairfax acquired greater than 75% of the total number of all shares outstanding of the Company which allowed it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom from that date. In 2002 and 2003, the Company made tax installment payments totaling $1.2 million and $1.5 million respectively, to Fairfax. The Company paid a further tax installment of $1.1 million to Fairfax in January 2004, related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

In April 2003, employee and former employee demand loans provided by a lender to assist in purchasing subordinate voting shares of the Company were acquired by the Company at the face amount of $1.3 million. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 117,000 subordinate voting shares of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During 2003, the Company paid $0.3 million to Fairfax in respect of management fees for tax, actuarial, insurance, capital restructuring, legal and other assistance. Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2003 was $8.3 million. Costs incurred for information and technology services provided by companies under Fairfax's control in the normal course of business in 2003 were $2.7 million.

In November 2003, the Company paid $3.3 million to a company controlled by Fairfax for blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage for claims made in the period May 31, 2003 to May 31, 2004. In 2003, the Company paid $1.9 million to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2003 to May 31, 2004.

In order to maintain the relationship with a key customer of the claims administration business of the Company's United States subsidiary, the Company and Fairfax have agreed to reimburse the customer for the reasonable costs and expenses incurred by the customer and not otherwise paid by the United States subsidiary to transfer files if the customer requires the transfer of files after determining that certain specific events of default of the Company or Fairfax have occurred or pursuant to its rights to terminate claims service agreements. The Company and Fairfax have also agreed to indemnify the customer for the amount of any funds deposited in escrow with the United States subsidiary to pay claims which are lost or stolen. The Company has indemnified Fairfax for its obligations under these arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill impairment testing

The Company evaluates its existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. The Company estimates the fair value of each of its operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires a number of estimates to be made by the Company including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and growth rate of the Company's various operations.

The future oriented financial information is provided by each operation as part of the annual budgeting process. Given the variability of the future oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the future oriented financial information is based on the long-term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

To the extent the determination of discounted future cash flows indicates a possible impairment of goodwill, any impairment recognized could have a material adverse effect on the financial condition and results of operations of the Company. While not impacting the statement of cash flows, goodwill impairment would reduce the carrying value of the goodwill on the Company's balance sheet and would reduce (increase) net earnings (loss). A significant goodwill impairment loss could reduce the Company's shareholders' equity to the extent that the Company would no longer comply with the covenant under its committed bank facilities to maintain a 2:1 net debt-to-equity ratio. See "Liquidity".

For the year ended December 31, 2003, the Company's evaluation of goodwill indicated that the goodwill recorded on the acquisition of RSKCo was impaired and a $5.5 million impairment charge was recorded in the income statement. Of the Company's remaining operations, the fair value of the United Kingdom operations was sensitive to the Company's projections of future cash flow and to changes in the cost of capital and growth rate in determining if a goodwill impairment was required. Failure of the United Kingdom operations to meet its earnings and cash flow forecasts for 2004 and future years could result in an impairment of goodwill of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Deferred service obligations

The Company enters into agreements in its claims administration business which commit it to provide future services. In estimating the liability associated with these commitments, the Company makes certain assumptions including the time remaining and the estimated cost to complete the future services on a claim-by-claim basis. The Company is in the process of integrating its CMI and RSKCo operations and therefore the ultimate cost to provide these future services is dependent on completion of the integration and alignment of the cost structure with the current revenue base.

The deferred service obligations represent an overall liability to provide future services. To the extent that the deferred service obligations exceed the deferred revenue, an additional provision is established. Deferred service obligations are included on the balance sheet in accounts payable and accrued liabilities.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lindsey Morden Group Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

Lindsey Morden Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Audit Committee is appointed by the Board and all its members are outside directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Annual Report, the consolidated financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2003 and 2002 and for the years then ended have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

February 26, 2004

Karen Murphy

Karen E. Murphy
President and Chief Executive Officer

Auditors' Report

To the Shareholders of **Lindsey Morden Group Inc.**

We have audited the consolidated balance sheets of Lindsey Morden Group Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
January 30, 2004
(February 2, 2004 as to note 16)

Ernst & Young LLP

Chartered Accountants

Consolidated Balance Sheets

($000s)

As at December 31	**2003**	2002
ASSETS		
Current		
Cash	**18,649**	847
Accounts receivable *(note 2)*	**77,037**	98,409
Claims in process *(note 3)*	**56,568**	55,157
Prepaid expenses	**7,789**	4,565
Income taxes recoverable	**673**	5,828
Total current assets	**160,716**	164,806
Property and equipment, net *(note 4)*	**17,650**	23,437
Goodwill *(note 14)*	**229,824**	252,613
Future income taxes *(note 11)*	**3,375**	13,663
Other assets *(note 5)*	**23,865**	10,626
	435,430	465,145
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 6)*	**22,879**	41,534
Promissory notes *(note 12)*	**19,207**	10,510
Accounts payable and accrued liabilities	**108,831**	97,201
Income taxes payable	**5,602**	6,893
Current portion of long-term debt *(note 7)*	**794**	1,264
Deferred revenue	**50,746**	20,006
Future income taxes *(note 11)*	**3,411**	5,066
Total current liabilities	**211,470**	182,474
Long-term debt *(note 7)*	**125,536**	128,775
Employee future benefits *(note 8)*	**3,688**	5,125
Other liabilities	**2,668**	3,138
Total liabilities	**343,362**	319,512
Contingencies and commitments *(note 10)*		
Shareholders' equity *(note 9)*	**92,068**	145,633
	435,430	465,145

See accompanying notes

On behalf of the Board:

Robbert Hartog
Director

V. Prem Watsa
Director

Consolidated Statements of Loss

($000s)

Years ended December 31	**2003**	2002
Revenue	**461,499**	457,874
Cost and expenses		
Cost of service	**368,489**	353,240
Selling, general and administration	**94,439**	86,607
Interest	**10,891**	11,782
Goodwill impairment *(note 15)*	**5,512**	—
Other *(note 10)*	**—**	19,966
	479,331	471,595
Loss before income taxes	**(17,832)**	(13,721)
Provision for income taxes *(note 11)*	**12,123**	3,764
Net loss for the year	**(29,955)**	(17,485)
Loss per share	**$(2.18)**	$(1.28)

See accompanying notes

Consolidated Statements of Deficit

($000s)

Years ended December 31	**2003**	2002
Deficit, beginning of year	**(8,387)**	(20,842)
Net loss for the year	**(29,955)**	(17,485)
Transfer from contributed surplus *(note 9)*	**—**	29,940
Deficit, end of year	**(38,342)**	(8,387)

See accompanying notes

Consolidated Statements of Cash Flows

($000s)

Years ended December 31	**2003**	2002
OPERATING ACTIVITIES		
Net loss for the year	**(29,955)**	(17,485)
Add (deduct) items not affecting cash		
Depreciation	**7,068**	8,432
Goodwill impairment	**5,512**	—
Loss on investment write off	**623**	—
Gain on sale of property and equipment	**(91)**	—
Future income taxes	**7,468**	(677)
	(9,375)	(9,730)
Changes in non-cash working capital balances related to operations		
Accounts receivable	**14,960**	9,375
Claims in process	**(5,252)**	55
Prepaid expenses	**(1,225)**	6,041
Income taxes recoverable	**3,299**	1,958
Accounts payable and accrued liabilities	**5,034**	4,914
Pension and other liabilities	**(681)**	(40)
Cash provided by operating activities	**6,760**	12,573
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds *(note 15)*	**22,177**	(5,365)
Purchase of property and equipment, net	**(2,655)**	(457)
Other assets	**(2,168)**	988
Eastgate settlement	—	(7,704)
Cash provided by (used in) investing activities	**17,354**	(12,538)
FINANCING ACTIVITIES		
Bank indebtedness	**(18,655)**	(1,466)
Issuance of long-term debt	—	308
Repayment of long-term debt	—	(11,637)
Issuance of promissory notes, net *(note 12)*	**8,697**	10,510
Cash received on closure of exchange contract	**62**	—
Cash used in financing activities	**(9,896)**	(2,285)
Effect of exchange rate changes on cash	**3,584**	301
Net increase (decrease) in cash during the year	**17,802**	(1,949)
Cash, beginning of year	**847**	2,796
Cash, end of year	**18,649**	847
SUPPLEMENTAL INFORMATION		
Cash interest paid	**11,566**	13,090
Cash taxes paid	**1,321**	2,588

See accompanying notes

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Lindsey Morden Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The more significant of the accounting policies are summarized as follows:

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Principal subsidiaries of the Company are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S., Inc. and Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

The Company's investments in affiliates over which it has significant influence are accounted for on the equity basis.

Claims in process

The Company records its inventory of claims in process at their estimated realizable value at year-end. Claims adjustment fees arising therefrom are accounted for on an estimated percentage-of-completion basis.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is principally computed at rates based on estimated useful lives as follows:

Buildings	5% declining balance
Automobiles	25% - 33% straight-line
Furniture and fixtures	20% - 25% declining balance
Computer equipment	25% - 30% declining balance
Leasehold improvements	straight-line over the lease term

Goodwill

The Company evaluated its existing goodwill and intangible assets acquired in prior purchase business combinations at December 31, 2003 for impairment. The Company estimates the fair value of its reporting units using discounted expected future cash flows. The Company records a goodwill impairment loss when it is determined that the value is no longer recoverable *(note 15)*.

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases based on the tax rates which are expected to be in effect when the asset or liability is settled.

Revenue recognition

Revenue is recognized as services are rendered based on percentage-of-completion estimates. Deferred revenue represents the estimated unearned portion of fees received or billed on certain fixed price claims administration contracts.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

Loss per share

Loss per share figures are calculated using the weighted average number of common shares outstanding during the years. The weighted average number of common shares is exclusive of shares held by the Company as security for employee loans and the unvested portion of shares held for obligations under the employee share plan that have not been recognized as compensation expense. There are no changes between basic and fully diluted loss per share.

Deferred service obligations

The Company enters into contracts and service agreements in its claims administration business which commit it to provide future services. In estimating the liability associated with these commitments, the Company makes certain assumptions including the time remaining and the estimated cost to complete the future services. These estimates are based on management's judgment and actual results could differ from these estimates. Deferred service obligations are included on the balance sheet in accounts payable and accrued liabilities.

Estimates

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including goodwill and deferred service obligations.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenue and expenses are translated at the average yearly exchange rates. Realized gains and losses on foreign exchange transactions are recognized in the consolidated statements of loss.

The non-United States operations of the Company's subsidiaries are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end exchange rates. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary. As a result, the assets and liabilities of this subsidiary are translated at the current exchange rate from the time it became an integrated subsidiary. Revenue and expenses are translated at the average yearly exchange rates.

The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of a subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity under the caption "Currency translation adjustment" *(note 9)*.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

Employee share plan

The Company has an employee share plan. The value of shares granted under the plan is recognized in income over the vesting period of the shares *(note 5)*.

Employee benefit plans

Certain employees of Cunningham Lindsey United Kingdom participate in a defined benefit plan. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro rated on services and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plan's expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

2. ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance, consist of the following:

	2003	2002
Trade	**66,167**	86,800
Other	**10,870**	11,609
	77,037	98,409

The fair value of accounts receivable approximates its carrying value.

3. CLAIMS IN PROCESS

The estimated realizable value of claims in process as at December 31, 2003 of $56,568 (2002 - $55,157) is primarily calculated based on the number of claims outstanding at the year-ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year-ends. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and charge-out rates. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. It is possible that actual results could differ from those estimates. The fair value of claims in process approximates its carrying value.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2003	2002
Cost		
Land	—	641
Buildings and leasehold improvements	9,763	14,296
Automobiles	5,560	6,145
Furniture and fixtures	38,300	42,509
Computer equipment	39,974	39,115
	93,597	102,706
Accumulated depreciation		
Buildings and leasehold improvements	6,057	8,255
Automobiles	4,269	3,846
Furniture and fixtures	30,795	32,903
Computer equipment	34,826	34,265
	75,947	79,269
Net book value		
Land	—	641
Buildings and leasehold improvements	3,706	6,041
Automobiles	1,291	2,299
Furniture and fixtures	7,505	9,606
Computer equipment	5,148	4,850
	17,650	23,437

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

5. OTHER ASSETS

Other assets consist of the following:

	2003	2002
Cash surrender value of life insurance policies *(note 8)*	**2,419**	2,814
Accrued pension benefit asset *(note 8)*	**604**	501
Debenture issue discount and expenses	**892**	1,092
Investment in preferred shares	**2,051**	4,311
Investment in affiliates	**1,578**	928
RSKCo vendor receivable *(note 15)* (US$12,000)	**15,508**	—
Other	**813**	980
	23,865	10,626

Debenture issue discount and expenses relate to the issuance of $125 million 7% unsecured Series "B" debentures due June 16, 2008 and are being amortized to income over the term of the debentures.

The investment in preferred shares represents an investment in affiliated companies established to hold subordinate voting shares of the Company for the purpose of the employee share plan. At December 31, 2003, the affiliated companies held 548,000 subordinate voting shares of the Company. At December 31, 2003, commitments under the plan consisted of 670,000 subordinate voting shares with 205,000, 122,000, 8,000, 327,000, and 8,000 shares vesting in each of 2003, 2004, 2005, 2006 and 2008 respectively. Options under the employee share plan expire on December 16, 2011. In 2003, $2.3 million (2002 - $3.8 million) of the investment in preferred shares was amortized and charged to selling, general and administration expenses.

6. BANK INDEBTEDNESS

As at December 31, 2003, the Company had lines of credit in Canada ($26.3 million), the United Kingdom (£16.5 million) and Europe (€3.3 million) totaling $69.9 million (2002 - $97.6 million). Of the $69.9 million, $26.3 million was in committed facilities and $43.6 million was in demand facilities. The committed facilities are available until October 31, 2004 and $24.6 million was drawn under these facilities as at December 31, 2003. Bank indebtedness as at December 31, 2003 was $22.9 million (2002 - $41.5 million) consisting of drawn lines, net of cash.

The bank indebtedness bears floating rates of interest based on bank prime in Canada, LIBOR plus 1% in the United States, base rate plus 1.0% in the United Kingdom, and base rate plus 1.75% in Europe. As at December 31, 2003, the interest rates were: Canada 3.9% (2002 - 2.8%), United States 2.1% (2002 - 2.4%), the United Kingdom 4.8% (2002 - 5.0%) and Europe 5.0% (2002 - 4.8%). The fair value of the bank indebtedness approximates its carrying value.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

7. LONG-TERM DEBT

Long-term debt consists of the following:

	2003	2002
$125,000 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16	**125,000**	125,000
Foreign currency contract *(note 13)*	**—**	2,632
Other	**1,330**	2,407
	126,330	130,039
Less current portion	**794**	1,264
	125,536	128,775

Future principal repayments on long-term debt are scheduled as follows:

2004	**794**
2005	**124**
2006	**370**
2007	**35**
2008	**125,007**
	126,330

Interest on long-term debt was $8,869 (2002 - $8,964).

The fair value of the $125,000 7% unsecured Series "B" debentures at December 31, 2003 was approximately $81,250 (2002 - $96,875). The Company entered into a loan agreement for the Series "B" debentures which imposes certain restrictions on the Company.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

8. EMPLOYEE FUTURE BENEFITS

Subsidiaries of the Company have defined benefit and defined contribution plans providing pension and other retirement benefits.

The total expense for defined contribution plans was $5,319 (2002 - $4,564).

Cunningham Lindsey U.S., Inc. maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $3,688 (2002 - $5,125) (2003 - U.S.$2,854; 2002 - U.S.$3,244) represents the ratable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $3,234 (2002 - $3,983) (2003 - U.S.$2,502; 2002 - U.S.$2,521) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $10,358 (2002 - $13,118) (2003 - U.S.$8,015; 2002 - U.S.$8,304). The cash surrender value of these policies is included in other assets *(note 5)*.

Cunningham Lindsey United Kingdom operates a defined benefit pension plan on behalf of certain of its employees. The assets of the plan are held in a separate trustee administered fund. This plan is closed to new members.

Information about this plan is as follows:

	2003	2002
Plan assets		
Fair value at beginning of year	**195,386**	170,233
Actual return on plan assets	**18,361**	2,120
Employer's contributions	**6,126**	5,824
Employees' contributions	**1,807**	2,097
Benefits paid	**(2,864)**	(1,970)
Exchange gain (loss)	**(17,405)**	16,775
Payments from contributions agency	**151**	307
Fair value at end of year	**201,562**	195,386

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

	2003	2002
Accrued benefit obligations		
Balance at beginning of year	**220,659**	189,542
Current service cost	**6,987**	7,886
Interest cost	**11,429**	11,418
Benefits paid	**(2,864)**	(1,970)
Actuarial gain	**(2,748)**	(5,121)
Exchange loss (gain)	**(19,812)**	18,904
Balance at end of year	**213,651**	220,659

	2003	2002
Funded status		
Plan deficit	**(12,089)**	(25,273)
Unamortized net actuarial loss	**16,811**	30,507
Unamortized transitional asset	**(4,118)**	(4,733)
Accrued benefit asset	**604**	501

The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2003	2002
Discount rate	**5.8%**	5.8%
Expected long-term rate of return on plan assets	**6.4%**	6.4%
Rate of compensation increase	**4.0%**	4.0%

The net benefit plan expense (income) is as follows:

	2003	2002
Current service cost net of employees' contributions and payments from contributions agency	**5,029**	5,482
Interest cost	**11,429**	11,418
Expected return on assets	**(10,926)**	(11,036)
Amortization of loss	**634**	660
Amortization of transitional asset	**(185)**	(191)
Net benefit plan expense	**5,981**	6,333

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

9. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2003	2002
Share capital	**137,518**	137,518
Employee share purchase loans	**(2,679)**	(1,620)
Currency translation adjustment	**(4,429)**	18,122
Deficit	**(38,342)**	(8,387)
	92,068	145,633

On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28,000. Contributed surplus as at April 18, 2002 was used to reduce the Company's deficit.

The currency translation adjustment account represents unrealized losses on the translation of the assets and liabilities of the Company's self-sustaining foreign operations. The weakening of the United Kingdom pound and the United States dollar relative to the Canadian dollar has given rise to the change in 2003.

During 2003 and 2002, employee loans guaranteed by the Company matured. The Company purchased these loans from the lenders at the face amount of the loans. As at December 31, 2003, the Company has loans of $2,679 (2002 - $1,620) to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of the loans are due on demand and bear no interest. As collateral, the employees have pledged 292 (2002 - 178) thousand subordinate voting shares that had a market value at December 31, 2003 of $906 (2002 - $1,404). The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

The share capital of the Company consists of the following:

	2003	2002
Authorized		
Unlimited preferred shares		
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis		
Unlimited subordinate voting shares		
Issued		
2,172,829 multiple voting shares	**1,214**	1,214
12,128,256 subordinate voting shares	**136,304**	136,304
	137,518	137,518

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

10. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million plus interest respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. Other expenses of $20.0 million in 2002 include legal settlement expenses of $14.2 million related significantly to the settlement of two lawsuits, including the Eastgate lawsuit.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totaled $174,177 at December 31, 2003 (2002 - $94,334).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum annual lease payments are as follows:

2004	37,978
2005	29,829
2006	21,291
2007	15,302
2008	11,293
Thereafter	33,250
	148,943

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

11. INCOME TAXES

The components of income tax expense reported in the consolidated statements of loss are as follows:

	2003	2002
Current income taxes	**4,655**	4,441
Future income taxes	**7,468**	(677)
	12,123	3,764

A reconciliation of the provision for income taxes calculated at statutory rates is summarized in the following table:

	2003	2002
Recovery of income taxes at statutory tax rate	**(6,530)**	(5,300)
Permanent differences	**173**	2,609
Effect of tax losses not recorded	**6,809**	6,019
Increase in valuation allowance	**13,110**	2,003
Income earned outside Canada	**(1,379)**	(1,972)
Other	**(60)**	405
Provision for income taxes	**12,123**	3,764

Significant components of the Company's future tax assets and liabilities are as follows:

	2003	2002
Future income tax assets		
Property and equipment	**1,486**	1,223
Tax losses available for carry forward	**20,908**	16,463
Employee future benefits	**2,646**	3,505
Deferred revenue	**8,388**	2,453
Other	**1,280**	1,433
	34,708	25,077
Valuation allowance	**(31,333)**	(11,414)
	3,375	13,663

	2003	2002
Future income tax liabilities		
Reserve for claims in process	**1,228**	2,094
Other	**2,183**	2,972
	3,411	5,066

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

Included in the tax losses available for carry forward are $6,613 relating to losses from the United States operations which expire from 2020 to 2023, trading losses of $8,849 relating to the United Kingdom operations which may be carried forward indefinitely, and $43,960 of non-capital losses in Canada which expire between 2006 and 2010. In Canada and the United Kingdom, the Company also has capital losses available for carry forward of $19,000 that may be carried forward indefinitely.

12. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. Pursuant to this commitment, as at December 31, 2003, the Company and its United States subsidiary had borrowed $19,207 by way of short-term promissory notes consisting of $12,875 (2002 - $10,510) and U.S.$4,900 (2002 - U.S.$0) bearing interest at 7.5% and 6.25%, respectively. The Company has the right to prepay the promissory notes without penalty. Interest expensed and paid on borrowings from the parent company during 2003 was $579 (2002 - $376).

In the second quarter of 2002, the parent company acquired greater than 75% of the total number of all shares outstanding of the Company which allowed it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom from that date. In 2002 and 2003, the Company made tax installment payments totaling $1,204 (£487) and $1,542 (£645) respectively, to its parent company. The Company paid a further tax installment of $1,141 (£479) to its parent company in January 2004, related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

In April 2003, employee and former employee demand loans provided by a lender to assist in purchasing subordinate voting shares of the Company were acquired by the Company at the face amount of $1,273. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 117 thousand subordinate voting shares of the Company.

During 2003, the Company paid $253 (2002 - $253) to its parent company in respect of management fees. Revenue earned primarily from claims adjusting and claims management services rendered to companies under the parent company's control in the normal course of business in 2003 was $8,285 (2002 - $10,435). Costs incurred for information and technology services provided by companies under the parent company's control in the normal course of business in 2003 were $2,743 (2002 - $0).

In November 2003, the Company paid $3,250 (U.S.$2,500) (2002 - $0) to a company controlled by its parent company for blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage for claims made in the period May 31, 2003 to May 31, 2004. In 2003, the Company paid $1,938 (U.S.$1,400) to its parent company for participation in an insurance program arranged by the parent company with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2003 to May 31, 2004.

The Company and its parent company have agreed to reimburse a customer of the claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred by the customer and not otherwise paid by the United States subsidiary to transfer files if the customer requires the transfer of files after determining that certain specific events of default of the Company or parent company have occurred or pursuant to its rights to terminate claims service agreements. The Company and its parent company have also agreed to indemnify the customer for the amount of any funds deposited in escrow with the United States subsidiary to pay claims which are lost or stolen. The Company has indemnified its parent company for its obligations under these arrangements.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

13. FOREIGN CURRENCY CONTRACTS

As at December 31, 2002, the Company had a forward foreign exchange contract of U.S.$10,000 maturing in October 2006 with a forward value of $13,390 that hedged an investment in its United States subsidiary. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary. The Company collapsed this contract in 2003 and an unrealized gain of $2,445 prior to October 2003 was included in currency translation adjustment as part of shareholders' equity, and a realized gain of $249 subsequent to October 2003 was included in the net loss for 2003. In 2002, the unrealized loss on this contract during the year of $135 was included in currency translation adjustment. A loss of $2,992 was included in net loss for 2002 related to the portion of foreign exchange contracts which did not qualify for hedge accounting.

14. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

				2003			
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	48,665	116,924	178,386	71,715	45,809	—	461,499
Operating earnings (loss)	2,421	(22,157)	15,815	6,987	5,919	(10,414)	(1,429)
Interest income (expense)	(194)	(476)	175	(610)	(497)	(9,289)	(10,891)
Goodwill impairment	—	(5,512)	—	—	—	—	(5,512)
Income tax recovery (expense)	(1,021)	(6,518)	(3,763)	(2,633)	(2,361)	4,173	(12,123)
Net earnings (loss)	1,206	(34,663)	12,227	3,744	3,061	(15,530)	(29,955)
Depreciation expense	380	1,080	3,778	924	898	8	7,068
Property and equipment & goodwill additions	436	11,340	2,752	501	832	17	15,878
Goodwill	7,534	15,284	179,862	21,396	5,748	—	229,824
Identifiable assets	26,617	53,170	259,370	41,840	45,102	9,331	435,430

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

	2002						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	53,611	108,528	183,415	67,044	45,276	—	457,874
Operating earnings (loss)	4,155	(3,341)	15,339	6,660	5,024	(9,810)	18,027
Interest expense	(355)	(384)	(45)	(868)	(578)	(9,552)	(11,782)
Income tax recovery (expense)	(3,916)	1,097	(3,741)	(2,271)	(1,428)	6,495	(3,764)
Other expense	—	—	—	—	—	(19,966)	(19,966)
Net earnings (loss)	(116)	(2,628)	11,553	3,521	3,018	(32,833)	(17,485)
Depreciation expense	306	1,181	4,541	1,435	969	—	8,432
Property and equipment & goodwill additions	203	403	2,110	3,351	1,153	5	7,225
Goodwill	7,534	18,611	197,493	22,692	6,283	—	252,613
Identifiable assets	29,468	65,777	274,384	40,973	43,013	11,530	465,145

15. ACQUISITION

Effective May 31, 2003, the Company acquired all of the issued and outstanding common shares of RSKCo Services, Inc. ("RSKCo"). The results of RSKCo have been included in the consolidated financial statements since that date. RSKCo is a claims administration service provider operating in the United States.

The contingent consideration is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. As the ultimate purchase price is determined based on revenue billed to active customers for the 12-month period ended May 31, 2004, an estimate of the contingent payment of U.S.$10.1 million has been recorded on the balance sheet in accounts payable and accrued liabilities. Once the contingent consideration is finalized any adjustments will be recorded to goodwill and other liabilities.

To offset the cost of certain of RSKCo's existing claims administration obligations, the seller has provided U.S.$30.1 million, of which U.S.$18.1 million was provided as cash and cash equivalents in RSKCo at closing and the remaining U.S.$12.0 million will be settled on a net basis with the contingent consideration.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2003 and 2002

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has made an estimate of the future costs to service claims administration obligations and losses on contracts which existed at RSKCo on May 31, 2003.

Purchase price	**13,846**
Assets acquired:	
Accounts receivable	2,937
Property and equipment	533
Other assets	242
Goodwill	5,766
Total assets acquired	**9,478**
Liabilities assumed:	
Deferred revenue	22,138
Deferred service obligations	15,115
Total liabilities assumed	**37,253**
Excess of liabilities over assets	**(27,775)**
Cash provided by vendor	25,141
Vendor receivable	16,480
	13,846

The purchase price above differs from the estimated purchase price included in the Company's second and third quarter 2003 financial statements as a result of a reduction in the deferred service obligations adjusted to the contractually agreed estimate of the deferred service obligations at May 31, 2003 ($3,735), a reduction to purchase price based on revised estimates of actual and estimated revenue for clients retained ($2,188), and a reduction to deferred revenue for a terminated client that the Company assessed as having a high probability of non-renewal at date of acquisition and who terminated the contract on November 30, 2003 ($4,452).

Since acquisition, the RSKCo business has significantly under-performed expectations. Based on the current and expected profitability of RSKCo, an evaluation of its existing goodwill indicated an impairment of the asset and an impairment loss of $5.5 million was recorded.

16. SUBSEQUENT EVENT

On February 2, 2004, the Company commenced a restructuring of the United States operations and expects to incur restructuring costs which have not been accrued in the financial statements.

Directors and Officers

Directors of the Company

Francis S.M. Chou
Vice President
Fairfax Financial Holdings Limited

James F. Dowd
Chairman of the Company
President & Chief Executive Officer
Fairfax Inc.

Anthony F. Griffiths
Corporate Director
& Independent Consultant

Robbert Hartog
President
Robhar Investments Ltd.

Michael R.F. Langdon
Chairman
Rutland Fund Management Limited

Karen E. Murphy
President & Chief Executive Officer
of the Company

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited

Christopher H. Sporborg
Chairman
Countrywide Assured Group plc

V. Prem Watsa
Chairman & Chief Executive Officer
Fairfax Financial Holdings Limited

Officers of the Company

Karen E. Murphy
President & Chief Executive Officer

Peter K. Fritze
Senior Vice President, Corporate Affairs
& Corporate Secretary

David C. Langille
Senior Vice President & Chief Financial Officer

Shareholder Information

Share Capital

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. At December 31, 2003, there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

Share Listing

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

Transfer Agent and Registrar

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
PO Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™:	416 643 5500 or 1 800 387 0825
Fax:	416 643 5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.ca

Investor Contact

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at 416 596 8020.

Annual Meeting

The annual meeting of shareholders of the Company will be held at 3:00 pm on Thursday, April 15, 2004 in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

Legal Counsel

The Company's legal counsel is Torys LLP.

Auditors

The Company's auditors are Ernst & Young LLP.

Trading of Stock

The following table sets out information regarding the trading of subordinate voting shares of the Company on The Toronto Stock Exchange for 2003 and the preceding four years.

	High ($)	Low ($)	Close ($)	Volume
1999	36.00	17.10	17.10	543,631
2000	17.50	6.50	8.50	867,255
2001	9.00	5.00	7.00	455,847
2002	9.50	6.00	7.90	392,115
2003	7.90	2.80	3.10	40,130

Corporate and Subsidiary Headquarters

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.lindseymordengroupinc.com

SUBSIDIARY HEADQUARTERS

Cunningham Lindsey Canada Limited
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.cunninghamlindseycanada.com

Cunningham Lindsey U.S., Inc.
P.O. Box 703689
Dallas, Texas, United States
75370-3689
Tel: 214 488 5139
Fax: 214 488 6749
E-mail: info@na.cunninghamlindsey.com
Website: www.cunninghamlindseyus.com

Cunningham Lindsey United Kingdom
Apex Plaza
Forbury Road
Reading
Berkshire RG1 1AX
United Kingdom
Tel: 44 118 960 7100
Fax: 44 118 950 5424
E-mail: headoffice@uk.cunninghamlindsey.com
Website: www.cunninghamlindsey.co.uk

Cunningham Lindsey Europe BV
Amstel 93
1018 EL Amsterdam
PO Box 20201
1000 HE Amsterdam, The Netherlands
Tel: 31 20 626 4535
Fax: 31 20 638 6396
E-mail: europe@eu.cunninghamlindsey.com
Website: www.cunninghamlindseyeurope.com

Cunningham Lindsey International Limited
International House
1 St. Katharine's Way
London E1W 1UU
United Kingdom
Tel: 44 20 7816 1800
Fax: 44 20 7816 1816
E-mail: info@int.cunninghamlindsey.com
Website: www.cunninghamlindseyinternational.com

Vale National Training Centers, Inc.
2424 East Randol Mill Road
Arlington, Texas, United States 76011
Tel: 817 633 4800
Fax: 817 633 2922
Website: www.valenational.com

Claims International Limited
14th Floor
Leon House
201-241 High Street
Croydon CR9 1ER
United Kingdom
Tel: 44 20 8760 7224
Fax: 44 20 8686 5387

LINDSEY MORDEN GROUP INC.

Corporate Office
70 University Avenue, Suite 1200, Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020 Fax: 416 596 6510
Website: www.lindseymordengroupinc.com